Exchange Bancshares, Inc.
                                Mission Statement


Our mission is:

     * To maximize shareholder value and to provide a fair rate of return on shareholder investment compared to industry average;

     * To be responsive to customer needs, a partner in helping consumers and businesses in our market area achieve their financial goals;

     * To provide staff members with a positive environment in which to contribute corporate success and attain career objectives.




                                 The Exchange Bank
                                 Mission Statement


Our mission is to be the financial cornerstone of the communities we serve.

     The Exchange Bank exists to provide superior banking services to our customers and provide its shareholders with a fair return on their investment.

     To achieve our mission we will:

     * Remain an independent, locally owned, caring institution, listening to our customers and the communities we serve;

     * Set high standards for employees by providing training, guidance and sense of pride, knowing that only through employee teamwork can our mission be accomplished;

     * Provide a superior level of internal service and support to one another;

     * Represent the bank with the utmost pride, professionalism, and high standards of ethical behavior.

We believe a commitment to high employee performance and a focus on the quality of customer service are essential to our success and that building a great financial organization is an ongoing process.

CONTENTS
---------------------------------------------------------------------------

Chairman's Letter                                                  2

Management's Discussion and Analysis                               4

Independent Auditor's Report                                      21

Consolidated Financial Statements                                 22

Notes to the Consolidated Financial Statements                    26

Directors, Officers and Employees
     Of The Exchange Bank                                         39

Corporate Information                                             40

Dear Shareholder:

      During 1999 Exchange Bancshares, Inc. experienced the first full year's effect of the acquisition of Towne Bank, which was acquired on June 19, 1998. This acquisition allows us to access two new markets in fast growing communities in our trading area as a locally owned independent community bank. These new locations will enable us to increase our market share in Wood and Lucas Counties. The short term effect lies in decreased earnings which will be overcome in the long range in the growth potential and the resulting increased profitability for our shareholders.

     1999 has been one of our busiest years as a result of the focus of time and energy on the Y2K issue and the attention which was given to matters resulting from the acquisition of Towne Bank. Both of these matters provided us with many challenges as well as many opportunities. At this point in time we feel confident that we can concentrate more on providing products and services to our customers, resulting in continuing growth and increased profitability for our shareholders. This enables us to compete effectively in our market area, resulting in continued growth and profitability for the benefit of our customers and our shareholders.

     During 1999 much effort and energy was put forth to provide quality service to our customers in a timely and efficient manner. Much credit needs to be given to Tom Elder, President and CEO of The Exchange Bank, our banking subsidiary, and his management team for focusing on the training and education of the staff in order that the products and services are available for our customers and shareholders.

     With the addition of new personnel and the reassignment of responsibilities, we are able to offer new products and services to our customers in an efficient and effective manner, providing for customer satisfaction. These changes will enable us to grow profitably in the future.

     In the offering of new products and services we are able to be responsive and flexible in meeting the financial needs of our customers. We have available to our customers many types of loans and various deposit products which allows us to fully serve the needs of our customers. With our affiliation with Fintegra, our shareholders and customers have access to other financial services such as financial management and retirement strategies, college funding strategies, and other alternative investment. In addition to these services, we are able to offer trust referral services, as well.

     At year end 1999 we reported total assets of $98.6 million as compared to $94.7 million at year end 1998. This represents a $3.9 million increase, or 4.18% increase. Also at year end 1999, we reported total loans of $71.0 million, total deposits of $83.5 million and total shareholders' equity of $9.3 milllion. This compares to the year end 1998 totals for loans - $62.9 million, deposits - $85.2 million and shareholders' equity - $90.0 million. Thus we have experienced moderate growth in the lending area, 12.85%, while improving shareholder value.

     Interest income increased from $6.6 million in 1998 to $7.2 million in 1999. Interest expense increased from $3.0 million in 1998 to $3.2 million in 1999. The result of this was an increase of net interest income of $400,000 from $3.6 million in 1998, to $4.0 million in 1999. Other income, which includes service charges, fees and miscellaneous income, increased $192,000 in 1999 compared to 1998.

      Other operating expenses also increased during 1999 as a direct result of the acquisition of Towne Bank. Salaries and benefits increased further with the addition of new personnel. Occupancy expense increased with the addition of two banking locations. Professional and accounting fees increased also, as a result of the acquisition of Towne Bank. The corporation also experienced normal increases in other operating expenses as well. As a result the corporation's yearly earnings decreased to $643,000, or by 3.21%, compared to $623,000 earnings for 1998 and $872,000 for 1997.

      It should be noted that there was no provision for possible loan losses during 1999 or 1998. This is a direct result of the maintenance of high loan underwriting standards, increased loan portfolio diversification, and the ongoing servicing and collection effort by the bank's loan personnel. Bank management is to be commended for their efforts in effectively managing the loan portfolio.

      Much time and effort was expended during 1999 in completing the Year 2000 Y2K issue. This issue was first addressed in 1997. Since that time a great amount of time and effort has been expended by bank personnel in planning, assessing, identifying, surveying, and testing the various computer hardware and software components. All of our testing was completed by June 30, 1999. Contingency plans were in place in the event of a system failure. It is estimated that the cost of all these efforts is nearly $250,000. As a result, we were in compliance and were ready for the Millenium. We must give our staff much credit for their efforts in this area.

      I want to thank the Board of Directors and the entire staff for their tireless efforts and dedication which was evident throughout 1999. This has permitted us to continue to move forward as a locally owned independent community bank in Wood and Lucas Counties. Most important, we sincerely thank all of our shareholders for their continued loyalty and support which you have given us.

Sincerely,

Exchange Bancshares, Inc.


/s/ Marion Layman
----------------------------
Marion Layman
Chairman

BUSINESS OF EXCHANGE BANCSHARES

     Exchange Bancshares, Inc., a bank holding company incorporated in 1992 under the laws of the State of Ohio ("Bancorp"), owns all of the issued and outstanding shares of The Exchange Bank, a commercial bank chartered under the laws of the State of Ohio ("Bank"). The Bancorp acquired all of the common shares of the Bank effective January 1, 1994. In June of 1998 the Bancorp purchased all of the outstanding common shares of Towne Bank, a commercial bank chartered under the laws of the State of Ohio ("Towne") and immediately combined its operations with the Bank. Since its formation, the Bancorp's activities have been limited primarily to holding the common shares of the Bank.

     Exchange Bancshares, Inc. is a bank holding company engaged in the business of commercial and retail banking through its subsidiary, The
Exchange Bank, which accounts for substantially all of its revenues, operating income, and assets. The Bancorp may in the future acquire or form additional subsidiaries, including other banks, to the extent permitted by law.

     The Bancorp is subject to regulation by the Board of Governors of the Federal Reserve System which limits the activities in which the Bancorp and the Bank may engage. The Bank is supervised by the State of Ohio, Division of Financial Institutions. The Bank is a member of the Federal Reserve System and is subject to its supervision. The Bank is also a member of the Federal Deposit Insurance Corporation (FDIC). As such, the Bank is subject to periodic examination by the Division of Financial Institutions of the State of Ohio and the Federal Reserve Board. The Bancorp and the Bank must file with the U. S. Securities and Exchange Commission, the Federal Reserve Board and Ohio Division of Financial Institutions the prescribed periodic reports containing full and accurate statements of its affairs.

     The Bank conducts a general banking business embracing the usual functions of a commercial, retail and savings bank, including: time, savings, money market and demand deposit accounts; commercial, industrial, agricultural, real estate, consumer installment and credit card lending; safe deposit box rental, automated teller machines, and other services tailored to individual customers. The Bank makes and services secured and unsecured loans to individuals, firms and corporations. The Bank continuously searches for new products and services which are made available to their customers in order that they may remain competitive in the market place.

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

     The following tables set forth certain information concerning the consolidated financial condition, earnings and other data regarding the Bancorp at dates and for the periods indicated. The financial information should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere herin. However, in the opinion of management of the Bancorp, all adjustments necessary for the fair presentation of such financial data have been included. All such adjustments are of a normal and recurring nature.


Selected financial data

                                                                        At December 31,
                                              -----------------------------------------------------------

                                              1999        1998        1997      1996      1995      1994
                                              ----        ----        ----      ----      ----      ----
Total amount of:
Assets                                        $98,599     $94,641     $72,795   $68,206   $66,140   $64,903
Cash and cash equivalents (1)                   5,103       7,987       6,192     4,694     6,092     3,494
Investment securities available-for-sale       16,866      18,448      16,362    17,664    16,876    17,336
Investment securities held-to-maturity            276       1,022       2,406     3,184     3,703     5,455
Loans (2)                                      70,947      61,332      46,248    40,963    37,856    36,583
Deposits                                       83,541      85,191      63,928    60,158    58,625    60,878
Borrowed funds                                  5,152         173         198         0         0         0
Shareholders' equity (3)                        9,349       8,956       8,434     7,811     7,429     6,574


(Footnotes on following page)

Summary of earnings and other data

                                                                Year ended December 31,
                                                    ------------------------------------------------------

                                                      1999      1998     1997      1996      1995     1994
                                                      ----      ----     ----      ----      ----     ----
                                                                      (Dollars in thousands)
Statements of Income
Interest Income                                       $7,216    $6,587   $5,565    $5,211    $4,958   $4,673
Interest Expense                                       3,187     2,958    2,387     2,174     2,038    1,892
                                                      ------    ------   ------    ------    ------   ------
Net interest income                                    4,048     3,629    3,178     3,037     2,920    2,781
Provision for loan losses                                  0         0        0        75       120       80
                                                      ------    ------   ------    ------    ------   ------
Net interest income after provision for loan losses    4,029     3,629    3,178     2,962     2,800    2,701
Non-interest income                                      612       420      320       314       230      307
Non-interest expenses                                  3,716     3,125    2,293     2,195     2,150    2,175
                                                      ------    ------   ------    ------    ------   ------
Income before income taxes                               925       924    1,205      1,081      880      833
Income tax expense                                       282       301      373        334      268      253
                                                      ------    ------   ------    -------   ------   ------
Net income                                            $  643    $  623   $  832    $   747   $  612   $  580
                                                      ======    ======   ======    =======   ======   ======

Number of full service offices                             5         5        3          3        3        3


Selected financial ratios:

                                                                At or for the year ended December 31,
                                                      ------------------------------------------------------
                                                      1999      1998     1997      1996      1995     1994
                                                      ----      ----     ----      ----      ----     ----
Return on assets (4)                                  0.68%     0.80%     1.17%    1.10%     0.93%    0.85%
Return on equity (5)                                  7.13      7.66     10.28     9.82      8.67     8.90
Interest rate spread (6)                              4.03      3.92      3.98     4.09      4.12     3.90
Net interest margin (7)                               4.66      4.62      4.75     4.78      4.68     4.34
Noninterest expense to average assets (8)             3.93      3.70      3.20     3.24      3.26     3.19
Average equity to average assets                      9.54     10.41     11.38    11.23     10.71     9.57
Equity to assets at year end                          9.39      9.46     11.60    11.46     10.95    10.13
Non-performing loans to total loans (9)               0.12      0.82      0.19     0.78     1.04      0.50
Non-performing loans to total assets                  0.09      0.54      0.12     0.50     0.59      0.28
Allowance for loan losses to total loans              1.40      2.45      1.33     1.22     1.26      1.25
Allowance for loan losses to non-performing loans     8.33     33.33     13.62    63.19    81.37     40.22
Net charge-offs (recoveries) to average loans         0.79      0.08     (0.26)    0.13     0.27      0.23
Dividend payout ratio (10)                           41.88     37.80     28.74    27.71    29.08     32.07
Leverage ratio (11)                                  10.48 x    9.60 x    8.79 x   8.91 x   9.33 x   10.44 x
Per Common Share
Net Income (12)
Basic                                              $  1.17   $  1.15   $  1.54  $  1.44  $  1.17   $  1.11
Diluted                                               1.17      1.15      1.54     1.44     1.17      1.11
Dividends declared                                    0.49      0.47      0.45     0.38     0.32      0.34
Stockholders' equity (13)                            16.77     16.26     15.31    14.39    13.51     11.95


___________________________________________

1) Includes cash and amounts due from depository institutions and interest-bearing deposits in other financial institutions
2)  Net of unearned income.
3) Excludes accumulated other comprehensive income, net of applicable deferred income taxes.
4)  Net income divided by average total assets.
5)  Net income divided by average total equity.
6) Average yield on interest-earning assets less average costs of interest-bearing liabilities.
7)  Net interest income as a percentage of average interest-earning assets.
8)  Noninterest expense divided by average total assets.
9) Non-performing assets consist of nonaccruing loans, accruing loans 90 days or more past due and real estate acquired (or deemed acquired) in foreclosure proceedings or in lieu thereof.
10) Dividends declared per share divided by basic earnings per share.
11) Average assets divided by average equity.
12) Net income divided by weighted-average common shares outstanding.
13) Total shareholders' equity divided by shares outstanding.

MANAGEMENT'S DISCUSSION AND ANALYSIS
     OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

     Exchange Bancshares, Inc., (the "Bancorp") was organized as an Ohio Corporation and incorporated by the Board of Directors of The Exchange Bank (the "Bank") under Ohio law on October 13, 1992, for the purpose of becoming a bank holding company owning all of the outstanding shares of the bank. The Bancorp acquired the Bank on January 1, 1994, and as of December 31, 1999 had combined assets of $99 million, $71 million in net loans, and $84 million in deposits. The Bank through its three commercial banking offices located in Wood County, Ohio, and two Lucas County offices, provides financial services to both individual and commercial customers. The Bank is subject to supervision, examination, and regulation of the Division of Financial Institutions of the State of Ohio. The deposits of the Bank are insured by the Federal Deposit Insurance Corporation (the "FDIC"). The Bank is a member of the Federal Reserve System. Selected financial data on the Bancorp's condition and operations is filed with the United States Securities and Exchange Commission (Form 10-KSB and Form 10-QSB) and the Board of Governors of the Federal Reserve System (FRY-9SP). Selected financial data on the subsidiary Bank's condition and operations is filed quarterly with the Ohio Division of Financial Institutions and the Federal Reserve System.

     Exchange Bancshares, Inc. is a bank holding company engaged in the business of commercial and retail banking through its subsidiary The Exchange Bank, Luckey, Ohio, which accounts for substantially all of the Bancorp's revenues, operating income, and assets.

     The following discussion is intended to focus on and highlight certain financial information regarding the Bank and should be read in conjunction with the Consolidated Financial Statements and related Notes to Consolidated Financial Statements, which have been prepared by the Management of Exchange Bancshares, Inc. in conformity with generally accepted accounting principles ("GAAP"). The Board of Directors engaged Robb, Dixon, Francis, Davis, Oneson and Company, independent auditors, to audit the financial statements, and their report is included on page 21 of this report. To assist in understanding and evaluating major changes in the Bancorp's and the Bank's financial position and results of operations, two and three year comparisons are provided in tabular form for ease of comparison.

     In addition to the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. Economic circumstances, the operations of the Bank's, and the Bancorp's actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein, but also include changes in the economy and changes in interest rates in the nation and the Bancorp's primary market area.

Without limiting the generality of the foregoing, some of the forward-looking statements included herein are the statements under the following headings and regarding the following matters:

  1. Financial Condition. Management's statements regarding the amount and adequacy of the allowance for loan losses at December 31, 1999.

  2. Comparison of Results of Operations for the Fiscal Years Ended December 31, 1999 and 1998 -"Provision for Loan Losses". Management's statements regarding the adequacy of the allowance for loan losses at December 31, 1999.

  3. Liquidity and Capital Resources. Management's belief that liquidity and capital reserves are sufficient to meet its outstanding short- and long-term needs.

  4. New Legislation. Management's expectation that the Gramm-Leach-Bliley Act will not have a material effect on the activities in which the Bank and Bancorp currently engage, except to the extent that competition from other types of financial institutions may increase as they engage in activities not permitted prior to the enactment of the Gramm-Leach-Bliley Act.

     The Bancorp does not undertake, and specifically disclaims any obligation, to publicly revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

     Three major areas of discussion that follow are an analysis of (a) assets and liabilities including liquidity and interest rate sensitivity, (b) shareholders' equity including dividends and risk-based capital, and (c) 1999 results of operations.

Financial Condition

     Loan Portfolio. Loans, as a component of earning assets, represent a significant portion of earning assets at December 31, 1999. The Bank offers a wide variety of loans including commercial, consumer, and both residential and commercial real estate in its primary marketing area of northwestern Ohio. At December 31, 1999, the Bank did not have any loan concentrations which exceeded 10% of total loans or significant amounts of loans for agricultural purposes.

     Average loans increased 20.98% in 1999 to represent 75.89% of average earning assets compared to 69.43% in 1998 and 65.29% in 1997. Year-end total real estate loans of $57,933,000 represented approximately 80.51% of the total loans outstanding. The portion of the loan portfolio represented by real estate loans has increased from 72.74% at December 31, 1994 to 81.13% at December 31, 1998, decreasing slightly to 80.51% at December 31, 1999. Installment loans to individuals continued to increase moderately to 13.91% of loans outstanding at December 31, 1999 continuing the trend begun in 1997. Prior to 1997 the installment loan portfolio had been declining steadily since 1993 when they comprised 16.60% of total loan portfolio. The dollar amounts of commercial loans (including tax-exempt loans) decreased in 1999 to 4.45% of the total loans outstanding primarily as a result of the decrease of $833,000 in municipal loans. The increase experienced in 1998 was do to the acquisition of the Towne Bank related loans. Prior to 1998 the commercial loan portfolio had remained constant, however, their relative portion of the loan portfolio had decreased from 6.38% at December 31, 1994 to 4.94% at December 31, 1997. The dollar amount of agricultural loans outstanding at December 31, 1999 represented 1.12% of the total loans outstanding. Agricultural loans outstanding have remained relatively constant over the last four years while the relative portion of total loans has continued to decline. The table entitled "Loan Information" provides a five-year summary of the loan history.

Loan Information

                                                                            At December 31,
                                                       -------------------------------------------------
                                                       1999      1998      1997      1996     1995     1994
                                                       ----      ----      ----      ----     ----     ----

                                                                          (Dollars in thousands)
Loans:
Commercial                                             $ 3,053   $ 2,880   $   955    $    783  $   851  $ 1,353
Agricultural                                               806       880       709         802      943    1,259
Real estate
Secured by 1-4 family residential properties            37,333    31,813    24,353     20,826    19,037   17,815
Secured by other properties                             20,600    19,199    13,170     11,449    10,637    9,162
Consumer                                                10,008     7,115     6,322      6,067     6,132    6,476
Tax-exempt                                                 150       983     1,360      1,533       798    1,013
All other                                                    5         4         3         11         4        9
                                                       -------   -------   -------    -------    ------   ------
Total                                                  $71,955   $62,874    46,872     41,471    38,402   37,087
                                                       =======   =======   =======    =======    ======   ======

Allowance for Loan Losses
Balance at beginning of year                             1,542       624       508        483       465      469
Allowance related to acquired loans                          0       961         0          0         0        0
Provision for loan losses                                    0         0         0         75       120       80
Charge-offs
Commercial and agricultural                                460         0         0          0       106       17
Consumer                                                    54        88        38         48        24       84
Credit Card                                                 80        37        31         20         6        8
Real estate                                                  0         0         0          0         0        0
                                                       -------   -------   -------    -------    ------   ------
Total charge-offs                                          594       125        69         68       136      109
                                                       -------   -------   -------    -------    ------   ------
Recoveries
Commercial and agricultural                                  1        60       156          0        25        6
Consumer                                                    21        19        25         13         7       15
Credit card                                                 21         1         2          3         1        4
Real estate                                                 17         2         2          2         1        0
                                                       -------   -------   -------    -------    ------   ------
Total recoveries                                            60        82       185         18        34       25
                                                       -------   -------   -------    -------    ------   ------
Net charge-offs                                            534        43      (116)        50       102       84
                                                       -------   -------   -------    -------    ------   ------
Balance at end of year                                 $ 1,008   $ 1,542   $  624     $   508    $  483   $  465
                                                       =======   =======   =======    =======    =======   =====

Allocation of Allowance for Loan Losses
Commercial                                             $   471  $ 1,001         157       183       236      186
Consumer                                                   145       84          72        68        54       28
Real estate                                                173      160         161       159        62       74
Unallocated                                                219      298         234        98       131      177
                                                      --------  -------       ------    ------   ------    -----
Total                                                 $  1,008  $ 1,543       $ 624    $  508    $  483    $ 465
                                                      ========  =======       ======    ======   ======    =====

Credit Quality Ratios
Net charge-offs as a percentage of average loans          0.79%    0.08%      (0.26)%    0.13%     0.27%    0.23%
Allowance for loan losses to
Total loans at year end                                   1.40%    2.45%       1.33 %    1.22%     1.26%    1.25%
Net charge-offs                                          52.98%   35.86%      (5.38)%   10.16%     4.74%    5.54%
Provision for loan losses to average loans                0.00%    0.00%       0.00 %    0.19%     0.32%    0.22%
Earnings coverage of net charge-offs                     $1.73   $21.09     $(10.39)   $23.00     $9.80   $10.87



     In addition to the loans reported in the Loan Information table, there are certain off-balance sheet products such as letters of credit and loan commitments which are offered under the same credit standards as the loan portfolio. Since the possibility of a liability exists, generally accepted accounting principles require that these financial instruments be disclosed but treated as contingent liabilities and thus, not reflected in the accompanying financial statements (approximately $8.6 million). Management closely monitors the financial condition of potential creditors throughout the terms of the instrument to assure that they maintain certain credit standards. Refer to Note J of the Notes to Consolidated Financial Statements for additional information on off-balance sheet financial instruments.

     Non-Performing Assets. The Table entitled "Non-performing Assets and 90-Day Past Due Loans" provides a six-year summary of nonperforming assets which are defined as loans accounted for on a non-accrual basis, accruing loans that are contractually past due 90 days or more as to principal or interest payments, renegotiated troubled debt, and other real estate obtained through loan foreclosure.

     A loan is placed on non-accrual when payment terms have been seriously violated (principal and/or interest payments are 90 days or more past due, deterioration of the borrower's ability to repay, or significant decrease in value of the underlying loan collateral) and stays on non-accrual until the loan is brought current as to principal and interest. The classification of a loan or other asset as non-accruing does not indicate that loan principal and interest will not be collectible. The Bank adheres to the policy of the Federal Reserve that banks may not accrue interest on any loan when the principal or interest is due and has remained unpaid for 90 days or more unless the loan is both well secured and in the process of collection.

    A loan is considered restructured or renegotiated when either the rate is reduced below current market rates for that type of risk, principal or interest is forgiven, or the term is extended beyond that which the Bank would accept for loans with comparable risk. Properties obtained from foreclosing on loans secured by real estate are adjusted to market value prior to being capitalized in an account entitled "Other Real Estate held for resale.? Regulatory provisions on other real estate are such that after five years, or ten years under special circumstances, property must be charged-off. This period gives the Bank adequate time to make provisions for disposing of any real estate property.

     Loans accounted for on a non-accrual basis decreased $389,000 or 97.49% as of year-end 1999. Nonperforming assets at December 31, 1999 totaled $84,000 or 0.09% of total assets. This represents a decrease of $430,000 or 83.66% from December 31, 1998. The large decrease in nonperforming assets is attributable to the assets acquired as a result of the merger with Towne Bank. Management has continued to monitor these assets and strengthen the Bank's position whenever possible.

Non-performing Assets and 90-Day Past Due Loans


                                                                At December 31,
                                                    ------------------------------------------

                                                                (Dollars in thousands)

                                                     1999      1998      1997     1996      1995      1994
                                                     ----      ----      ----     ----      ----      ----
At December 31,
Non-accrual loans                                   $   10     $ 399     $  75    $ 196     $ 336     $   25
Restructured loans                                       0         0         0        0         0          0
                                                    ------     -----     -----    -----    -----      ------
Total non-accrual and restructured loans                10       399        75      196       336         25
Other real estate owned                                  0         0         0        0         0         26
Total non-performing assets                             10       399        75      196       336         51
Loans past due 90-days or more*                         74       115        10      125        57        162
                                                    ------    ------     -----    -----     -----     ------
  Total non-performing assets
      and 90-day past due loans                     $   84     $ 514     $  85    $ 321     $ 393     $  213
                                                    ======    ======     =====    =====     =====     ======


Impaired loans                                      $   67     $ 720     $  17    $  23     $   0     N/A
                                                    ======     =====     =====    =====     ======


*Excludes non-accrual and restructured loans

     Analysis of the Allowance/Provision for Loan Loss. The allowance for loan losses was established and is maintained by periodic charges to the provision for loan loss, an operating expense, in order to provide for losses inherent in the Bank's loan portfolio. Loan losses and recoveries are charged or credited respectively to the allowance for loan losses as they occur. See the table entitle "Loan Information" for a six-year summary.

     The allowance/provision for loan losses is determined by Management by considering such factors as the size and character of the loan portfolio, loan loss experience, problem loans, and economic conditions in its market area. The risk associated with the lending operation can be minimized by evaluating each loan independently based on criteria which includes, but is not limited to, (a) the purpose of the loan, (b) the credit history of the borrower, (c) the market value of the collateral involved, and (d) the down payment made.

     More than 90% of the Bank's total gross loans are secured by deeds of trust on real property, security agreements on personal property, insurance contracts from independent insurance companies or through the full faith and credit of government agencies. The Bank's lending policies require substantial down payments along with current market appraisals on collateral when the loans are originated, thus reducing the risk of any potential losses.

    To further minimize the risks of lending, quarterly reviews of the loan portfolio are made to identify problem loans and to determine the course of action. Collection policies have been developed to monitor the status of all loans and are activated when a loan becomes past due.

    Management has both internal and external loan review procedures that provide for analysis of operating data, tax returns and financial statement performance ratios for all significant commercial loans, regulatory classified loans, past due loans and internally identified "Watch" loans.

    The loans are graded for asset quality by the reviewer and independently analyzed by both the senior loan officer and the chief executive officer of the bank. The results of the grading process in conjunction with independent collateral evaluations are used by Management and the Board of Directors in determining the adequacy of the allowance for loan loss account on a quarterly basis.

     The entire allowance for loan losses is available to absorb any particular loan loss. However, for analytical purposes, the allowance could be allocated based upon net historical charge-offs of each loan type for the last five years. If applied, commercial loans would require 50.87% of the reserve while the installment (consumer) and real estate loans would require 49.13% and 0.00%, respectively. Currently, the allowance for loan losses has been allocated based upon the results of the loan reviews and management's assessment of the overall portfolio and other factors as follows; commercial loans 46.73%, real estate loans 17.16% and consumer loans 14.38%. The remaining 21.73% of the allowance is currently "unallocated". The losses experienced, combined with the type and market value of the collateral securing the various loans within the portfolio, is the primary reason for the percentage allocation of the allowance to the individual loan types.

     Management believes significant factors affecting the allowance are reviewed regularly and that the allowance is adequate to cover potentially uncollectible loans at December 31, 1999. The Bank has no exposure from troubled debts to lesser-developed countries or from significant amounts of agricultural, real estate or energy related loans.

    The average allowance to average loans outstanding ratio increased to 1.65% in 1999 from 1.43% and 0.90% in 1998 and 1997, respectively. The allowance for loan losses to loan balances outstanding at year-end was 1.40%, 2.45% and 1.33% for years 1999, 1998 and 1997, respectively.

    The Bank experienced net charge-offs in 1999 of $534,000 as compared to net charge-offs in $43,000 in 1998. The average net charge-offs for the preceding three years were $36,000. The 1997 net recovery position is primarily attributed to a single borrower. Net charge-offs in 1996 decreased to $50,000 from $102,000 in 1995. The yearly average net charge-offs for the last five-year period (1995-1999) were $123,000.

    The absence of a provision for loan losses in 1999 was due to the $961,000 allowance for possible loan losses associated with the merger of Towne Bank in 1998 as well as, the over-all quality of the loan portfolio and management?s assessment of the local economic conditions. The decrease in the provision for the allowance for loan loss in 1997 and prior years is attributed to efforts by Management (in 1995) to strengthen loan administration, underwriting guidelines, and collection policies and procedures coupled with the increase in the amount of credits granted. It should be noted that as the Bank's loan portfolio experiences growth, there would normally be an increase in credit losses. However, it is Management's intention to minimize such losses through prompt loan collection efforts and the credit review process.

    Investments. Investments represent the second largest use of financial resources. The investment portfolio, shown in the table "Other Balance Sheet Data - Maturity of Investment Securities", includes United States Treasury and Federal agency securities, state and municipal obligations, mortgage-backed securities, other securities consisting of collateralized mortgage obligations (?CMO?s?), corporate debt securities and equity securities of the Federal Reserve Bank of Cleveland (the "FRB"), Federal Home Loan Bank of Cincinnati (the "FHLB") and Independent State Bank of Ohio.

    A portion of the portfolio's investment debt securities classified as Held-To-Maturity are those securities which the Bank has the ability and intent to hold to maturity. These securities are stated at cost adjusted for the amortization of premium and accretion of discount, computed by the interest method. The remainder of the debt securities and the Bank's marketable equity investment securities are carried at market value, and accordingly, are classified as Available-For-Sale.

    In May 1993 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. Under SFAS No. 115, beginning in 1994 debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity. At December 31, 1999 and 1998 the Bancorp's shareholders' equity contained $(89,000) and $109,000, respectively, in unrealized losses and gains on securities available-for-sale.

    Investment securities at year-end 1999 decreased $2.3 million or 11.96% from year-end 1998 while federal funds sold decreased $3.4 million from 1998 or 70.58%. Because the funding needs of the Bank's loan portfolio increased while the deposits of the Bank decreased it was necessary to reallocate funds from investment activities. Management maintains Federal funds sold balances consistently at levels that will cover short-term liquidity needs of the Bank.

    The Bank utilizes an outside investment firm to analyze, evaluate, and offer investment recommendations to Management based on such criteria as security ratings, yields, and terms. The Bank does not invest in any one type of security over another. Funds allocated to the investment portfolio are constantly monitored by Management to ensure that a proper ratio of liquidity and earnings is maintained.

     Deposits. The "Consolidated Average Balance Sheet and Related Yields and Rates" table highlights average deposits and interest rates during the last three years. Average deposits have increased in 1999, by approximately $9.2 mil lion, or 12.30% from 1998 which had also increased from 1997, by approximately $11,6 million, or 19.90%. The average cost of funds for the Bank was approximately 4.22% for the year ended December 31, 1999 compared to 4.43% and 4.29% for 1998 and 1997, respectively.

     The Bank's deposit structure can be categorized as somewhat cyclical, increasing as public depositors receive tax allocations and decreasing as disbursements are made. The Bank experienced increases in the average balances of all deposit categories during 1999. The shifting of individual deposits from the traditional savings passbook accounts to higher yielding time open or time certificate accounts seems to have stabilized as evidenced by the composition of the deposit portfolios as of year-end 1999 comapred to year-end 1998. As a result the Bank's cost of funds has decreased as the older higher yielding deposits (primarily associated with the Towne Bank) have repriced to current market interest rates. Management is continually monitoring the local market and responds to competitive pressures by pricing the Bank's loan products and managing the investable funds. As a result, the net interest margin has increased by 4 basis points since December 31, 1998.

     Shareholders' Equity. Maintaining a strong capital position in order to absorb inherent risk is one of Management's top priorities. Selected capital ratios for the last three years, presented in the "Six-Year Consolidated Financial Summary" table, reveal that the Bank has been able to maintain an average equity to average asset ratio of greater than 9.5% for the past five years. It should be noted that this ratio decreased by 87 basis points in 1999 to 9.54% which is still excess of the regulatory minimum capital requirements. The decrease resulted primarily from the $198,000 decrease in other comprehensive income (net unrealized losses on available-for-sale investme nt securities) and the declaration of $269,000 in cash dividends coupled with the $4.0 million growth in total assets. It should also be noted that the return on average assets decreased in 1999 to $0.68 from $0.80 in 1998. This is due primarily to the continued legal, accounting and other expenses associated with the Towne Bank acquisition, as well as, interest rate fluctuations, deposit growth fluctuations, an changes in loan and investment volumes and other operating costs.

    The yield (interest expense) on interest-costing liabilities decreased more rapidly than the yield (interest income) on interest- earning assets, resulting in an increase in the Bank's interest margin. As indicated earlier, the average allowance for loan losses to average loans outstanding was 1.65%, 1.43% and 0.90% for years 1999, 1998, and 1997, respectively.

    Banking regulations have established minimum capital ratios for banks. The primary purpose of these requirements is to assess the riskiness of a financial institution's balance sheet and off balance sheet financial instruments in relation to adjusted capital. The Bank is required to maintain a minimum total qualifying capital ratio of at least 8% with at least 4% of capital composed of Tier I (CORE) capital. Tier I capital includes common equity, non cumulative perpetual preferred stock, and minority interest less goodwill and other disallowed intangibles. Tier II (supplementary) capital includes subordinate debt, intermediate-term preferred stock, the allowance for loan losses and preferred stock not qualifying for Tier I capital. Tier II capital is limited to 100% of Tier I capital. At December 31, 1999, the Bank's risk-based capital ratio for Tier I and Tier II capital was 14.04% and 15.29% respectively, thus surpassing the required 4% and 8% for Tier I and Tier II capital. The "Risk-Based Capital" table contains a summary of both the Bank's risk-based capital and leverage components and ratios.


Comparison of the Results Of Operations for the Fiscal Years Ended December 31, 1999 and 1998

    General. The Bancorp had consolidated net income of $643,0000 or $1.17 basic earnings per share, for the year ended December 31, 1999 as compared to $623,000 or $1.15 basic earnings per share for 1998 and $832,000 or $1.54 basic earnings per share for 1997. Return on average assets ratio (ROAA) was 0.68%, 0.80% and 1.17% in 1999, 1998, and 1997, respectively.

    Net Interest Income. Net interest income, the income received on investments in loans, securities, due from banks, and federal funds less interest paid to depository and short-term creditors to fund these investments is the Bank's primary source of revenue. The following discussion and analysis of the Bank's net interest income is based primarily on the tables entitled "Consolidated Average Balances Sheets and Related Yields and Rates", "Income Statement Data - Changes in Tax Equivalent Income?, and "Interest Sensitive Assets and Liabilities" for all years presented using the Federal statutory rate of 34%. These tables have been prepared on a tax-equivalent basis. The stated (pre-tax) yield on tax-exempt loans and securities are lower than the yield on taxable assets of similar risk and maturity. The average balances were calculated on a monthly basis.

Consolidated Average Balance Sheets and Related Yields and Rates*



                                               1999                          1998                           1997
                                   ------------------------------  ----------------------------  -------------------------



In thousands, except ratios
                                               Interest    Average            Interest  Average           Interest  Average
                                    Average    Income      Yield/   Average   Income/   Yield/   Average  Income/   Yield/
                                    Balance    Expense     Rate     Balance   Expense   Rate     Balance  Expense   Rate
                                    ------     -------     ----     -------   -------   ----     -------  -------   ----

Cash and due from banks             $ 1,501   $    0               $ 2,618                      $ 2,480
Interest bearing deposits in banks       17        1        4.58%       35   $    2     5.71%        44   $     2     4.55%
Federal funds sold                    3,408      167        4.92     6,612      358     5.41      3,538       192     5.43
Investment securities
Taxable debt securities              16,717      969        5.79    16,402      988     6.02     18,406     1,130     6.14
Tax-exempt debt securities(1)           435       30        6.83       735       52     7.07      1,234        87     7.05
Equity securities                       575       35        6.16       455       32     7.03        314        17     5.41
                                     ------   ------               -------   -------            -------   -------
Total Investment securities          17,727    1,034        5.83    17,592    1,072     6.09     19,954     1,234     6.18
Loans
Real Estate                          31,491    2,630        8.35    28,413    2,499     8.80     22,969     2,048     8.92
Consumer                              8,149      951       11.67     6,772      847    12.51      5,742       704    12.26
Commercial                           26,930    2,452        9.04    19,874    1,840     9.26     15,554     1,428     9.18
                                     ------   ------                ------   ------             -------   -------
Total loans                          66,570    6,033        9.02    55,059    5,186     9.42     44,265     4,180     9.44

Total earning assets                 87,722    7,235        8.25    79,298    6,618     8.35     67,801     5,608     8.27
                                               -----                         ------                       -------
Allowance for loan losses            (1,451)                        (1,130)                        (612)
Other assets                          6,677                          3,459                        1,705
                                    -------                        -------                      -------
Total assets                        $94,449                        $84,245                      $71,374
                                    =======                        =======                      =======
Liabilities and Shareholders' Equity
Noninterest-bearing deposits        $ 9,423                        $ 8,337                      $ 7,342
Interest-bearing deposits
NOW accounts                         13,766      461        3.35    10,644      377     3.54      8,500       270     3.18
Money market accounts                 1,785       45        2.54     1,619       44     2.72      1,470        39     2.65
Savings accounts                     16,148      391        2.42    15,334      391     2.55     14,858       387     2.60
Time deposits                        43,275    2,254        5.21    39,035    2,134     5.47     30,744     1,683     5.47
                                    -------   ------               -------   ------             -------     -----
Total interest-bearing deposits      74,974    3,151        4.20    66,632    2,946     4.42     55,572     2,379     4.28
Borrowed funds                          612       36        5.92       183       12     6.56        107         8     7.48
                                    -------   ------               -------   ------             -------     -----
Total interest-bearing liabilities   75,586    3,187        4.22    66,815    2,958     4.43     55,679     2,387     4.29
Other liabilities                       424                            321                          230
Shareholders' equity                  9,016                          8,772                        8,123
Total liabilities
                                    -------                        -------                      -------
    and shareholders' equity        $94,449                        $84,245                      $71,374
                                    =======                        =======                      =======
Net interest income (1)                       $4,048                         $3,660                        $3,221
                                              ======                         ======                        =======

Yield spread                                                4.03%                       3.92%                         3.98%
Net interest income to earnings assets                      4.66%                       4.62%                         4.75%
Interest-bearing liabilities to earning assets             86.17%                      84.26%                        82.12%

(1)  tax-equivalent basis


Income Statement Data

                                                      1999 Over 1998                1998 Over 1997
                                               ---------------------------     -------------------------
                                               Yield/                          Yield/
                                               Volume     Rate       Total     Volume    Rate      Total

                                                              (Dollars in thousands)
Changes in Tax Equivalent Interest Income *

Interest income
Interest-bearing deposits in banks             $    (1)   $     0    $   (1)   $     0   $    0     $     0
Federal funds sold                                (163)       (28)     (191)       167       (1)         66
Investment securities                                8        (46)      (38)      (146)     (16)       (162)
Loans                                            1,098       (251)      847      1,019      (13)      1,006
                                                ------     ------     -----     ------   ------     -------
Total                                              942       (325)      617      1,040      (30)      1,010
                                                ======     ======     =====     ======   =======    =======

Interest expense
Interest-bearing deposits                          254        (49)      205        473       94         567
Borrowed funds                                      32         (8)       24          6       (2)          4
                                                ------     ------     -----     ------   ------     -------
Total                                              286        (57)      229        479       92         571
                                                ------     ------     -----     ------   ------     -------

Net interest income                              $ 656      $(298)    $ 358     $  561   $ (122)     $  439
                                                 =====      ======    =====     ======   ======     =======



*Changes in the average balance/rate are allocated entirely to the yield/rate changes

Analysis of Selected Non-Interest Expense


                                          1999     % Change     1998     % Change     1997
                                          ----     --------     ----     --------     ----

                                                   (In Thousands, except ratios)
Salaries and benefits
Salaries                                 $1,459    30.73%       $1,116   21.7%        $  912
Benefits                                    286    12.60           254   27.0            200
                                         ------                 ------                ------
Total                                    $1,745    27.37%       $1,370   22.7%        $1,112
                                         ======                 ======                ======
Occupancy and equipment
Depreciation                             $  315    45.83%       $  216   81.5%        $  119
Maintenance and repairs                     144    (1.37)          146   53.7             95
Real estate taxes                            34    17.24            29   61.1             18
Insurance                                    19    11.76            17   13.3             15
Utilities                                    71    39.22            51    6.3             48
                                         ------                 ------                ------

Total                                    $  583    27.02%       $  459   55.6%        $  295
                                         ======                 ======                ======

Other expenses
Advertising                              $   128  236.84%       $   38    5.6%        $   36
Dues and subscriptions                        20   11.11            18   12.5             16
Telephone                                     62   29.17            48   37.1             35
Organizational costs                           0 (100.00)           13    0.0             13
Insurance                                     31   55.00            20   11.1             18
Loan                                          19  (13.64)           22   37.5             16
Education                                     23  130.00            10   11.1              9
Travel and entertainment                      21   10.53            19   18.8             16
FDIC insurance                                10   (9.09)           11   57.1              7
Legal                                        114  338.46            26  136.4             11
Overdrafts                                    12   (7.69)           13   85.7              7
Other                                         48   50.00            32  (11.1)            36
                                          ------  ------        ------  ------        ------
Total                                     $  488   80.74%       $  270   22.7%        $  220
                                          ======  ======        ======  ======        ======



     The net yield on interest-earning assets has increased to 4.66% in 1999 from 4.62% in 1998 and decreased from 4.75% in 1997. Net interest income increased $400,000, or 11.02%, in 1999 and $451,000, or 14.91%, in 1998, while earnings increased $20,000, or 3.21%, in 1999 from $623,000 in 1998 and decreased $163,000, or 19.51%, in 1998 from $832,000 in 1997. The "Income
Statement Data - Changes in Tax Equivalent Income" table analyzes the reason for the changes in interest income by applying either volume or rate changes to interest sensitive assets and liabilities. Average interest-earning assets increased by $11,511,000 and average interest-bearing liabilities increased by $8,771,000 in 1999 which resulted in increased earnings of $656,000 (due to volume); while the overall decrease in rates for earning assets did not exceed the overall decrease in rates on interest-bearing liabilities which resulted in a net decrease of $298,000 (due to rate) in net interest income. The net effect of the changes in volume and interest rates was to increase interest earnings by $358,000 during 1999.

     Net loan income increased $847,000or 16.33% over the prior year primarily as a result of the increased volume and changes in the composition of the portfolio, increased competition from financial and non-financial sources, and Management's strengthening of loan underwriting standards. Average loan yields have decreased 40 basis points in 1999 after a 2 basis point decrease in 1998. As of year-end 1999 approximately $27,863,000, or 39.74%, of the loan portfolio is maturing or repricing in the next year. Variable rates and short-term maturities are two tools Management is using to achieve greater flexibility in a changing rate environment.

     Interest rates on tax-free investment securities have decreased 24 basis points in 1999, from an average portfolio yield of 7.07% to 6.83%, and interest rates on equity investment securities have increased 87 basis points from an average portfolio yield of 7.03% to 6.16%, and interest rates on taxable investment securities decreased 23 basis points from an average yield of 6.02% to 5.79%, resulting in a $46,000 decrease in taxable income due to rates. Additionally, an $8,000 increase in income due to the volume, resulted in a net decrease in income of $38,000. Approximately $7,637,000 of securities matured in 1999. Reinvestment yields on approximately $3,000,000 of maturing securities in 2000 will be used to determine appropriate maturities or alternative investments.

     Federal funds sold income decreased by $191,000 or 53.35% in 1998 after a $166,000 or 86.46% increase in 1998. Volume decreased earnings $163,000 and rates decreased earnings $28,000 in 1999. Federal funds are primarily used as an investment mechanism for short-term liquidity purposes.

     Interest-bearing deposit expense increased $205,000 or approximately 6.96% in 1999 after a $567,000 or 23.83% increase in 1999. The volume increase caused interest expense to increase $254,000 while changes in rates caused a $49,000 decrease in interest expense in 1999. Rates paid on NOW accounts and money market accounts increased 19 and 18 basis points respectively in 1999, compared to an increase of 36 basis points for NOW accounts and a 7 basis-point increase for money market accounts in 1998. The yields on savings accounts decreased 13 basis points and the yield on time deposits decreased 16 basis-points in 1999. Also, competition from non-financial institutions has continued to be a factor, which is causing a shifting of depositors' resources.

    In summary, the "Changes in Tax Equivalent Income? table discloses the reasons for changes in interest income and interest expense. It should be noted that the changes, or restructuring, in the Bank's interest-earning assets (loans, investments, federal funds and interest-bearing deposits) and the interest-bearing liabilities (NOW, money market, savings, time deposits and borrowed funds) combined with the repricing of each resulted in a slight increase in net interest margins.

    The changes in both asset and liability volumes in 1999 coupled with repricing of both interest-earning assets and interest-bearing liabilities resulted in a net increase of $358,000 in net interest income. Changes in volume accounted for a $656,000 increase in net interest income, while changes in rates decreased net interest income $298,000.

    The increases in both asset and liability volumes in 1998 had more of an effect on the net interest margin, $561,000 increase, than the changes in the yields on assets and liabilities, a $122,000 decrease.

    Other Income and Other Expense. Total other income consists of operating income attributed to providing deposit accounts for bank customers, the disposition of investment securities prior to their maturity (which are classified as available-for-sale), and fees from banking services.

    Total other expenses consists of operating expense attributed to staffing (personnel costs), operation and maintenance of bank building and equipment, banking services promotion, taxes and assessments, and other operating expenses. Table 16, "Other Income and Other Expenses," contains a summary of these items for the years ended December 31, 1999, 1998, and 1997.

    Income Taxes. Applicable income taxes of $282,000 in 1999 consist of federal taxes only. For the previous two years the federal tax rate was 34%.

    Impacting the tax provisions for the three years covered in this report is the level of the provision for possible loan losses ($-0- in 1999, $-0-in 1998 and $-0- in 1997) and the level of tax-exempt income on securities which was $20,000, $39,000, and $65,000 for the three years presented.

    Statement of Financial Accounting Standard (SFAS) No. 109, "Accounting for Income Taxes" requires a liability approach to accounting for income taxes as opposed to a deferred approach. The liability approach places emphasis on the accuracy of the balance sheet while the deferred approach emphasizes the income statement. Under the liability approach, deferred taxes are computed based on the tax rates in effect for the periods in which temporary differences are expected to reverse. An annual adjustment of the deferred tax liability or asset is made for any subsequent change in tax rates.

Consolidated Income Summary


In thousands, except percentages           1999     % Change     1998     % Change     1997     1996     1995     1994
                                           ----     --------     ----     --------     ----     ----     ----     ----
Interest income (tax-equivalent basis)     $7,235     9.32%      $6,618    18.01%      $5,608   $5,250   $4,976   $4,694
Interest expense                            3,187     7.74        2,958    23.92        2,387    2,174    2,038    1,892
                                           ------                ------                ------   ------   ------   ------
Net interest income                         4,048    10.60        3,660    13.63        3,221    3,076    2,938    2,802
Provision for loan losses                       0                     0                     0       75      120       80
                                           ------                ------                ------   ------   ------   ------
Net interest income after provision
for loan losses                             4,048    10.60        3,660    13.63        3,221    3,001    2,818    2,722
Non-interest income                           612    45.71          420    31.25          320      314      230      307
Non-interest expense                        3,716    18.91        3,125    36.54        2,288    2,195    2,150    2,175
                                           ------                ------                ------   ------   ------   ------
Income before income taxes                    944    (1.15)         955   (23.70)       1,253    1,120      898      854
Income tax expense                            282    (6.31)         301   (32.53)         375      334      268      253
Tax-equivalent adjustment                      19   (30.71)          31   (27.91)          43       39       18       21

                                           ------               -------                ------   ------   ------   ------
Net income                                 $  643     3.20      $   623   (19.52)      $  835   $  747   $  612   $  580
                                           ======               =======                ======   ======   ======   ======


Impact of Inflation and Changing Prices

     The financial statements and related data presented herein have been prepared in accordance with GAAP, which require the measurement of financial position and results of operations primarily in terms of historical dollars without considering changes in the relative purchasing power of money over time because of inflation.

     Virtually all assets and liabilities of the Bancorp are monetary in nature. As a result, interest rates have a more significant impact on performance than the effects of general levels of inflation.

Liquidity and Capital Resources

    Management utilizes several tools currently available to monitor and ensure that liquid funds are available to satisfy the normal loan and deposit needs of its customers while taking advantage of investment opportunities as they arise in order to maintain consistent growth and interest income. Cash and due from banks, marketable investment securities with maximum one-year maturities, and federal funds sold are the principal components of asset liquidity. Referring to "Interest Rate Sensitivity" table, the Bank is in a liability sensitive position up to one year, which is more beneficial in a period of declining interest rates since liabilities can be repriced at lower rates. In periods of rising interest rates, an asset sensitive position is more favorable as interest sensitive assets may be adjusted to rising market rates prior to maturing interest sensitive liabilities. The three-month category of interest sensitive liabilities include approximately $30,070,000 of NOW, money market and savings accounts which can be adjusted nearly immediately to offset any positive gap in a declining rate environment.

    Management utilizes variable rate loans (on a limited basis) and adjustable rate deposits to maintain desired net interest margins. A procedural process has been developed to monitor changes in market rates on interest sensitive assets and liabilities with appropriate action being taken when warranted.

Interest Rate Sensitivity

                                                                    Repricing or Maturing
                                       -----------------------------------------------------------------------

                                                  Over          Over          Over
                                      Within      3 Months      1 Year        3 Years         After
At December 31, 1999                  3 months    to 1 year     to 3 years    to 5 years      5 years     Total
                                      --------    ---------     ----------    ----------      -------     -----

                                                        (Dollars in thousands, except ratios)

Loans                                 $13,402     $14,461       $  8,597       $14,180        $19,466     $70,106
Investment securities                   2,854       3,528          9,161           997            602      17,142
Other earning assets                    1,457           0              0             0              0       1,457
Other assets                                0           0              0             0          9,894       9,894

Total assets                          $17,713     $17,989        $17,758       $15,177        $29,962     $98,599

Noninterest-bearing deposits          $ 9,587     $     0        $     0       $     0        $     0     $ 9,587
Interest-bearing deposits              38,166      18,570         16,183         1,034              0      73,954
Borrowed funds                              0           0          5,000             0            152       5,152
Other liabilities and equity                0           0              0             0          9,906       9,906

Total liabilities and equity         $ 47,753     $18,570        $21,183       $ 1,034        $10,058     $98,599

Gap*                                 $(20,453)       (582)        (3,426)       14,143         19,916       9,599
Cumulative gap                        (20,453)    (21,035)       (24,460)      (10,317)         9,599
Cumulative gap as a
     percent of total assets          (20.74)%    (21.33)%       (24.13)%      (10.46)%         9.74%


Other Balance Sheet Data

Maturity of Total Investment Securities (a)

                                                         Carrying Value                                             Total
                         Within 1 Year   1-5 Years       After 10 Years     No Fixed Maturity     Total             Market
                         Amount/Yield    Amount/Yield    Amount/ Yield      Amount/Yield          Amoount/Yield     Value
                         ------------    ------------    -------------      ------------          -------------     -----
At December 31, 1999
                                                          (Dollars in thousands, except ratios)
Investment securities
Available-for-sale:
U.S. Treasury             $3,508  6.42% $ 3,499  6.15%                                             $7,007  6.31%   $ 7,007
Federal agency               200  6.04    5,576  6.28                                               5,776  6.27      3,776
Corporate debt             2,499  6.36      982  5.69                                               3,481  6.17      3,481
Equity                                                                    $   602  6.62%              602  6.62        602
                                                                          -------                  ------           ------

Total securities
Available-for-sale         6,207  6.40   10,057  6.18          0              602  6.62            16,866  6.27     16,866
                          ------         ------           ------          -------                  ------          -------

Investment securities
Held-to-maturity:
State municipal, tax-
Exempt (b)                   176  6.02      100  4.94                                                 276  5.63         278
Mortgage-backed
Total securities
Held-to-maturity             176  6.02      100  4.94          0                0                     276  5.63         278
                          ------         ------           ------           ------                 -------           -------
Total investment
Securities                $6,383  6.39% $10,157  6.17%    $    0           $  602  6.62%          $17,142  6.26%    $17,144
                          ======         ======           ======          =======                 =======           =======

(Footnotes on next page)

Other Balance Sheet Data



Maturity of Loans (c)
                                                (Dollars in thousands)

                                  Within        1-5          After 5
At December 31,                   1 year        years        years        Total
                                  ------        -----        -----        -----
Commercial                        $12,310       $11,202      $ 1,255      $24,767
Real Estate                        11,508         6,281       16,832       34,621
                                  -------       -------      -------      -------
Total                             $23,818       $17,483      $18,087      $59,388
                                  =======       =======      =======      =======

Fixed                             $ 2,081       $ 3,192      $ 8,695      $13,968
Variable                           21,737        14,291        9,392       45,420
                                  -------       -------      -------      -------
Total                             $23,818       $17,483      $18,087      $59,388
                                  =======       =======      =======      =======


Maturity of Time Deposits of $100,000 or more


                                  Within        3-6          6-12         Over 12
At December 31,                   3 months      months       months       months     Total
                                  --------      ------       ------       ------     -----
Certificates of deposit
    and other time deposits       $ 1,343       $ 1,238      $ 3,239      $ 2,673    $ 8,493



Deposits at December 31,             1999         1998         1997        1996        1995        1994
                                     ----         ----         ----        ----        ----        ----
Noninterest-bearing deposits      $ 9,587        9,655        6,371       6,720       5,777       6,321
Interest-bearing deposits
NOW and money market accounts      14,357       14,835        9,757       9,303       9,053       8,459
Savings accounts                   15,713       15,990       14,591      15,225      16,721      18,801
Certificates of  deposit           43,884       44,711       33,209      28,910      26,960      24,605
                                  -------      -------      -------     -------     -------     -------
Total deposits                    $83,541      $85,191      $63,928     $60,158     $58,511     $58,186
                                  =======      =======      =======     =======     =======     =======

(a) Based on contractual maturities
(b) The yield on state municipal securities is increased by the benefit of tax exemption, assuming a 34% federal income tax rate. For the year ended December 31, 1998, the amount of the increases in the yields for these securities and for total securities held-to-maturity is 1.78% and 1.19%, respectively.
(c) Excludes consumer and residential mortgage loans of $6,373,000


Financial Services Modernization Act of 1999

     On November 12, 1999, President Clinton signed into law the Gramm-Leach-Bliley Act (better known as the Financial Services Modernization Act of 1999) which will, effective March 11, 2000, permit bank holding companies to become financial holding companies and thereby affiliate with securities and insurance companies and engage in other activities that are financial in nature. A bank holding company may become a financial holding company if each of its subsidiary banks is well capitalized under the Federal Deposit Insurance Corporation Act of 1991 (prompt corrective action provisions), is well managed, and has at least a satisfactory rating under the Community Reinvestment Act, by filing a declaration that the bank holding company wishes to become a financial holding company. No regulatory approval will be required for a financial holding company to acquire a company, other than a bank or savings association, engaged in activities that are financial in nature or incidental to activities that are financial in nature, as determined by the Federal Reserve Board.

     The Financial Services Modernization Act defines "financial in nature" to include:

* Securities underwriting, dealing and market making
* Sponsoring mutual funds and investment companies
* Insurance underwriting and agency
* Merchant banking activities
* And activities that the Federal Reserve Board has determined to be closely related to banking.

    A national bank also may engage, subject to limitations or investment, in activities that are financial in nature, other than insurance underwriting, insurance company portfolio investment, real estate development and real estate investment, through a financial subsidiary of the bank, if the bank is well capitalized, well managed and has at least a satisfactory Community Reinvestment Act rating. Subsidiary banks of a financial holding company or national banks with financial subsidiaries must continue to be well capitalized and well managed in order to continue to engage in activities that are financial in nature without regulatory actions or restrictions, which could include divestiture of the financial in nature subsidiary or subsidiaries. In addition, a financial holding company or a bank may not acquire a company that is engaged in activities that are financial in nature unless each of the subsidiary banks of the financial holding company or the bank has a Community Reinvestment Act rating of satisfactory or better.

     The specific effects of the enactment of the Financial Services Modernization Act on the banking industry in general and on Exchange Bancshares, Inc. in particular have yet to be determined due to the fact that the Financial Services Modernization Act was only recently adopted.

Effect of Year 2000

    The Bank did not experience any problems as the year changed from 1999 to 2000. Management had placed significant emphasis on ensuring that its operating systems were Year 2000 ("Y2K") compliant.

    In 1997, the Board of Directors assigned an officer of the bank as the Y2K project coordinator and a committee was formed to address the problem. The project included planning, assessing, testing and re-testing with monthly progress reports being made to the Board. The objective was to ensure that all conceivable steps were taken to facilitate a smooth transition of all operations of the Bank into the next century. A business resumption contingency plan was developed inclusive of cash management aspects to minimize or avoid any possible customer inconvenience

    The Bank had projected costs of $250,000 for Y2K preparedness. Some of the major factors included were the use of external consultants, purchases of hardware and software, the purchase, printing and delivery of customer awareness materials and the borrowing and lost opportunity costs associated with the build-up of a sufficient source of cash to meet customer needs. Actual expenses amounted to approximately $247,000, the bulk of which is reflected in this year's Consolidated Financial Statements.

Exchange Bancshares, Inc. and Subsidiary
Quarterly Condensed Consolidated Financial Information


                                                        1999 Quarters                            1998 Quarters
In thousands, except per common
share amounts and ratios                Fourth     Third     Second     First      Fourth     Third     Second     First
Interest income                         $1,907     $1,795    $1,776     $1,738     $1,829     $1,819    $1,503     $1,436
Interest expense                           820        788       791        788        837        835       660        626
                                        ------     ------    ------     ------     ------     ------    ------     ------
Net interest income                      1,087      1,007       985        950        992        984       843        810
Provision for loan losses                    0          0         0          0          0          0         0          0
Non-interest income                        140        157       168        147        163         93        84         80
Non-interest expense                       956        888       999        873        925        901       712        586
                                        ------     -------   ------     ------     ------     ------    ------     ------
Income before income taxes                 271        276       154        224        230        176       215        304
Income tax expense                          85         86        44         67         65         32        60         96
                                        ------     ------    ------     ------     ------     ------    -------    ------
Net income                              $  186     $  190    $  110     $  157     $  165     $  144    $  155     $  208
                                        ======     ======    ======     ======     ======     ======    =======    ======

Per Common Share
Net income
Basic                                   $ 0.32     $ 0.35    $ 0.20     $ 0.29     $ 0.32     $  .28    $ 0.30      $ 0.40
Diluted                                   0.32       0.35      0.20       0.29       0.32       0.28      0.30        0.40
Dividends declared                        0.30       0         0.19       0          0.30       0.00      0.18        0.00
Shareholders' equity                     16.17      17.29     16.98      17.01      17.37      17.28     16.96       16.79
Stock price range
High                                     25.88      22.50     24.50      24.50      23.50      22.88     22.00       18.52
Low                                      23.50      21.50     23.50      22.50      21.88      21.50     18.05       17.33

Tax-equivalent Yields and Rates           3.46%      8.36%     3.80%      7.11%      5.00%      4.29%     5.38%       5.41%
Federal funds sold                        4.63       4.84      4.93       5.65       5.25       5.63      5.44        5.04
Investment securities                     5.80       5.88      5.69       5.83       6.14       6.21      5.96        6.07
Loans                                     9.35       8.99     10.10      10.21       9.27       9.66      9.24        9.49
Total earning assets                      8.59       8.17      8.99       8.93       8.26       8.63      8.12        8.31
Interest-bearing deposits                 4.22       4.17      4.20       4.16       4.38       4.64      4.24        4.39
Borrowed funds                            5.67       6.80      6.92       6.95       6.55       6.56      6.56        6.56
Total interest-bearing liabilities        4.26       4.18      4.21       4.16       4.38       4.65      4.25        4.39
Yield spread                              4.33       3.99      4.78       4.77       3.88       3.98      3.87        3.92
Net interest income to earning assets     4.87       4.51      5.28       5.26       4.50       4.68      4.57        4.71

Ratios
Return on assets                          0.77%      0.81%     0.47%      0.67%      0.69%      0.63%     0.80%       1.15%
Leverage                                  9.48       9.74      9.50       9.43      10.65      10.31      8.90        8.50
Return on average shareholders' equity    8.15       8.43      4.89       7.04       7.35       6.51      7.12        9.73

Average Assets
Cash and due from banks                 $ 3,646    $ 2,830   $ 2,865    $ 2,855    $ 2,996    $ 2,949   $ 2,348     $ 2,178
Interest-bearing deposits in banks           12          8        29         13         24         28        52          37
Federal funds sold                        1,788      3,278     3,638      4,964      8,462      6,320     7,064       4,602
Investment securities                    17,244     17,475    17,839     18,366     17,710     17,782    17,065      17,810
Loans                                    69,752     65,837    65,488     63,488     62,666     60,458    50,107      47,005
                                        -------    -------   -------    -------    --------   -------   --------    -------
Total earning assets                     88,796     86,598    86,994     86,831     88,862     84,588    74,288      69,454
Allowance for loan losses                (1,194)    (1,274)   (1,320)    (1,520)    (1,528)    (1,528)     (846)       (618)
Other assets                              5,116      6,046     5,378      5,554      5,306      5,247     1,662       1,621
                                        -------    -------   -------    -------    -------    -------   -------     -------
Total average assets                    $96,364    $93,750   $93,917    $93,720    $95,636    $91,256   $77,452     $72,635
                                        =======    =======   =======    =======    =======    =======   =======     =======

Average Liabilities and Shareholders'
Equity
Noninterest-bearing deposits            $10,319    $ 9,498   $ 9,084    $ 8,772    $10,102    $10,025   $ 6,402     $ 6,822
Interest-bearing deposits                74,522     74,701    75,247     75,440     76,084     71,824    61,815      56,804
Borrowed funds                            1,935        153       171        173        174        175       186         197
Other liabilities                           460        381       418        414        294        382       345         262
Shareholders' equity                      9,128      9,017     8,997      8,921      8,982      8,850     8,704       8,550
                                        -------    -------   -------    -------    -------    -------   -------     -------
Total average liabilities and
shareholders' equity                    $96,364    $93,750   $93,917    $93,720    $95,636    $91,256   $77,452     $72,635
                                        =======    =======   =======    =======    =======    =======   =======     =======


                          INDEPENDENT AUDITOR'S REPORT


The Board of Directors
Exchange Bancshares, Inc.
Luckey, Ohio


     We have audited the consolidated balance sheets of Exchange Bancshares, Inc. and Subsidiary as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Exchange Bancshares, Inc. and Subsidiary as of December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.


                        /s/ Robb, Dixon, Francis, Davis, Oneson & Company

                               Robb, Dixon,
                             Francis, Davis, Oneson
                               & Company

Granville, Ohio
February 10, 2000

            EXCHANGE BANCSHARES, INC. - CONSOLIDATED BALANCE SHEETS
==============================================================================


                                                               (Dollars in thousands)
                                                                      December 31,

                                                                  1999         1998
                                                                  ----         ----
ASSETS
Cash and cash equivalents
  Cash and amounts due from depository institutions               $ 3,646      $ 3,092
  Interest bearing demand deposits in banks                            23           21
  Federal funds sold                                                1,434        4,874
                                                                  -------      -------
     Total cash and cash equivalents                                5,103        7,987

Investment securities
  Securities available-for-sale                                    16,866       18,448
  Securities held-to-maturity, fair values of $279 and $1,030         276        1,022
                                                                  -------      -------
     Total investment securities                                   17,142       19,470

Mortgage loans held-for-sale                                           34          602

Loans                                                              71,955       62,874
Allowance for loan losses                                          (1,008)      (1,542)
                                                                  -------      -------
     Net loans                                                     70,947       61,332

Premises and equipment, net                                         3,663        3,910
Accrued interest receivable                                           721          689
Deferred income taxes                                                 266          314
Other assets                                                          723          337
                                                                  -------      -------

     TOTAL ASSETS                                                 $98,599      $94,641

LIABILITIES
Deposits:
  Noninterest-bearing                                             $ 9,587      $ 9,655
  Interest-bearing                                                 73,954       75,536
                                                                  -------      -------
     Total deposits                                                83,541       85,191

Borrowed funds                                                      5,152          173
Accrued interest payable                                              189          171
Other liabilities                                                     457          150
                                                                  -------      -------
     TOTAL LIABILITIES                                             89,339       85,685

SHAREHOLDERS' EQUITY
Preferred shares ($25.00 par value) 750 shares
  authorized, 0 shares issued                                           0            0
Common shares ($5.00 par value) 750,000 shares
  authorized, 552,239 and 524,620 issued                            2,761        2,623
Additional paid-in capital                                          4,382        3,786
Retained earnings                                                   2,206        2,488
Treasury stock at cost, 0 and 3,525 shares                              0          (50)
Accumulated other comprehensive income                                (89)         109
                                                                   -------      ------

     TOTAL SHAREHOLDERS' EQUITY                                   $ 9,260      $ 8,956
                                                                  -------      -------
     TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                   $98,599      $94,641

                                                                 =======      =======

---------------------------------
See accompanying notes.

         EXCHANGE BANCSHARES, INC. - CONSOLIDATED STATEMENTS OF INCOME
===============================================================================

                                                (Dollars in thousands, except per share data)

                                                              Years Ended December 31,

                                                    1999          1998          1997
                                                    ----          ----          ----
INTEREST INCOME
Interest and fees on loans                          $ 6,020       $ 5,168       $ 4,159
Interest and dividends on investment securities       1,028         1,059         1,212
Interest on federal funds sold                          167           358           192
Interest on due from bank deposits                        1             2             2
                                                    -------       -------       -------
    TOTAL INTEREST INCOME                             7,216         6,587         5,565

INTEREST EXPENSE
Interest on deposits                                  3,151         2,946         2,379
Interest on advances from Federal Home Loan Bank         36            12             8
                                                    -------       -------       -------

    TOTAL INTEREST EXPENSE                            3,187         2,958         2,387
                                                    -------       -------       -------

    NET INTEREST INCOME                               4,029         3,629         3,178

Provision for loan losses                                 0             0             0
                                                    -------       -------       -------

    NET INTEREST INCOME AFTER PROVISION
       FOR LOAN LOSSES                                4,029         3,629         3,178

NON-INTEREST INCOME
Service charges on deposits                             276           281           260
Other income                                            336           139            60
                                                    -------       -------       -------

    TOTAL NON-INTEREST INCOME                           612           420           320

NON-INTEREST EXPENSES
Salaries and employee benefits                        1,745         1,370         1,117
Occupancy and equipment, net                            583           459           295
Bank and ATM charges                                    100            98            79
Credit card                                              80            80            56
Data processing                                         123           111            87
Directors fees                                           62            66            62
Examination and accounting fees                         173           333           116
State and other taxes                                   114           119           108
Postage and courier                                     117            88            61
Supplies and printing                                   131           131            92
Advertising                                             128            38            36
Legal                                                   114            26            11
Other expenses                                          246           206           173
                                                    -------       -------       -------
    TOTAL NON-INTEREST EXPENSES                       3,716         3,125         2,293
                                                    -------       -------       -------

    INCOME BEFORE FEDERAL INCOME
       TAX EXPENSE                                      925           924         1,205

Federal income tax expense                              282           301           373
                                                    -------       -------       -------
    NET INCOME                                      $   643       $   623       $   832
                                                    =======       =======       =======
EARNINGS PER SHARE:
Basic                                               $1.17         $1.15         $1.54
Diluted                                             $1.17         $1.15         $1.54

----------------------------
See accompanying notes.

                               EXCHANGE BANCSHARES INC.
             CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
===============================================================================


                                             Number of shares                      (Dollars in thousands)
                                             ----------------                      ----------------------
                                                                                                           Accumulated
                                                                                                           Other
                                                                       Addditional                         Compre-    Compre-
                                      Common    Treasury     Common    paid-in     Retained     Treasury   hensive    hensive
                                      stock     stock        stock     capital     earnings     stock      income     income
                                      -----     -----        -----     -------     --------     -----      ------     ------
Balances at December 31, 1996
     As previously stated            475,747     (8,395)    $2,379     $3,050      $2,459       $(131)     $   60
Prior period adjustment -
     accrued payroll                                                                   (6)
Balances at December 31, 1996
                                     -------     ------     ------     ------      ------       ------     ------
     Restated                        475,747     (8,395)     2,379     $3,050      $2,453       $(131)     $   60

Net income                                                                            832                              $832
Other comprehensive income-
Change in unrealized
gain (loss) on securities
available-for-sale,
net of tax of $8                                                                                               15        15
                                                                                                                       ----
Comprehensive income                                                                                                   $847
                                                                                                                       ====
Cash dividends declared
($.47 per share)                                                                     (240)
5% stock dividend declared            23,787       (532)       119        309        (428)
Purchase treasury stock                          (2,620)                                          (42)
Sale of treasury stock                            3,108                    11                      47
                                     -------     -------     -----      -----       -----        -----        ---
Balances at December 31, 1997        499,534     (8,439)     2,498      3,370       2,617        (126)         75

Net income as restated                                                                623                              $623
Other comprehensive income-
Change in unrealized
gain (loss) on securities
available-for-sale,
net of tax of $18                                                                                              34        34
                                                                                                                       ----
Comprehensive income
Cash dividends declared                                                                                                $657
                                                                                                                       ====
($.49 per share)                                                                     (253)
5% stock dividend declared            24,976       (422)       124        375        (499)
Issuance of common stock                 110                     1          2
Sale of treasury stock                            5,336                    39                      76
                                     -------     ------      -----      -----       -----         ----        ---
Balances at December 31, 1998        524,620     (3,525)     2,623       3,786      2,488         (50)        109

Net income                                                                            643                              $643
Other comprehensive income-
Change in unrealized
gain (loss) on securities
available-for-sale,
net of tax of $102                                                                                           (198)     (198)
                                                                                                                       -----
Comprehensive income                                                                                                   $445
                                                                                                                       =====
Cash dividends declared
($.49 per share)                                                                     (269)
5% stock dividend declared            26,231                   131         525       (656)
Issuance of common stock               1,388                     7          28
Purchase of treasury stock                         (374)                                           (9)
Sale of treasury stock                            3,899                     43                     59
                                     -------      -----     ------      ------     ------        ----       ------
Balances at December 31, 1999        552,239          0     $2,761      $4,382     $2,206        $  0       $ (89)
                                     =======      =====     ======      ======     ======        ====       ======

________________________________
See accompanying notes.


         EXCHANGE BANCHSARES, INC. -CONSOLIDATED STATEMENTS OF CASH FLOWS
================================================================================


                                                              (Dollars in thousands)

                                                             Year ended December 31,

                                                             1999       1998       1997
                                                             ----       ----       ----
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                  $   643    $   623   $   832
Adjustments to reconcile net income to net cash
Provided by operating activities:
Loss on sale of other real estate owned                           0          0         1
Depreciation                                                    316        216       119
Goodwill amortization                                             8          1         0
Deferred income taxes                                           116        (47)        3
Investment securities amortization (accretion), net              97         84       107
Originations of loans held-for-sale                            (757)    (4,676)        0
Proceeds from loans held-for-sale                             1,325      4,074         0
Changes in operating assets and liabilities:
Accrued interest receivable                                     (32)        27        21
Accrued interest payable                                         18        (24)       28
Other assets                                                   (360)        58        33
Other liabilities                                               307        (59)      (28)
                                                            -------     ------   -------
Net cash provided by operating activities                     1,681        277     1,116

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from maturities of held-to-maturity securities         737      1,357       738
Purchases of available-for-sale securities                   (5,706)    (6,201)   (4,742)
Proceeds from maturities of available-for-sale securities     6,900      5,305     6,000
Proceeds from merger with Towne Bank                              0        918         0
Net increase in loans                                        (9,615)    (2,072)   (5,307)
Purchases of premises and equipment                             (69)    (3,211)      (71)
Proceeds from sale of other real estate owned                     0          0        21
                                                             ------     ------   -------
Net cash used in investing activities                        (7,753)    (3,904)   (3,361)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase (decrease) in:
Noninterest-bearing, interest-bearing demand,
   and savings deposit                                         (823)     5,563      (530)
Certificates of deposit                                        (827)        18     4,299
Proceeds from short-term Federal Home Loan Bank advances      5,000          0       200
Payments on long-term Federal Home Loan Bank advances           (21)       (24)       (2)
Issuance of common stock                                         35          3         0
Purchase of treasury stock                                       (9)         0       (42)
Sale of treasury stock                                          102        115        58
Dividends paid                                                 (269)      (253)     (240)
                                                            -------    -------   -------

Net cash provided by financing activities                     3,188      5,422     3,743
                                                            -------    -------   -------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS         (2,884)     1,795     1,498

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                7,987      6,192     4,694
                                                            -------    -------   -------

CASH AND CASH EQUIVALENTS AT END OF YEAR                    $ 5,103    $ 7,987   $ 6,192
                                                            =======    =======   =======
SUPPLEMENTAL DISCLOSURES
Cash paid during the year for interest                      $ 3,169    $ 2,982   $ 2,359
Cash paid during the year for income taxes                      271        331       406


___________________________________
See accompanying notes.

                          EXCHANGE BANCSHARES, INC.
                                LUCKEY, OHIO
                Notes to Consolidated Financial Statements
=============================================================================

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
Exchange Bancshares, Inc. (the "Bancorp") is a bank holding company whose principal activity is the ownership and management of its wholly-owned subsidiary, The Exchange Bank, (the "Bank"). The Bank generates commercial (including agricultural), mortgage and consumer loans and receives deposits from customers located primarily in portions of Lucas and Wood Counties in Northwest Ohio. The Bank operates under a state bank charter and provides full banking services. As a state bank, the Bank is subject to regulations by the State of Ohio Division of Financial Institutions and the Federal Reserve System through the Federal Reserve Bank of Cleveland (FRB).

Basis of Consolidation
The consolidated financial statements include the accounts of Exchange Bancshares, Inc. and its wholly-owned subsidiary, The Exchange Bank, after elimination of all material intercompany transactions and balances.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. In connection with the determination of the estimated losses on loans, management obtains independent appraisals for significant collateral.

The Bank's loans are generally secured by specific items of collateral including real property, consumer assets, and business assets. Although the Bank has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent on local economic conditions in the agricultural industry.

While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However the amount of change that is reasonably possible cannot be estimated.

Investment Securities
Debt securities are classified as held-to-maturity when the Bank has the positive intent and ability to hold the securities to maturity. Securities held-to-maturity are carried at amortized cost. The amortization of premiums and accretion of discounts are recognized in interest income using methods approximating the interest method over the period to maturity.

Debt securities not classified as held-to-maturity are classified as available-for-sale. Securities available-for-sale are carried at fair value with unrealized gains and losses reported in other comprehensive income. Realized gains (losses) on securities available-for-sale are included in other income (expense) and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income. Gains and losses on sales of securities are determined on the specific-identification method.

Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses.

Loans Held for Sale
Mortgage loans originated and held for sale in the secondary market are carried at the lower of cost or market value determined on an aggregate basis. Net unrealized losses are recognized in a valuation allowance through charges to income. Gains and losses on the sale of loans held for sale are determined using the specific identification method.

Loans
Loans are stated at unpaid principal balances, less the allowance for loan losses and net deferred loan fees.

Loan origination fees, as well as certain direct origination costs, are deferred and amortized as a yield adjustment over the lives of the related loans using the interest method. Amortization of deferred loan fees is discontinued when a loan is placed on nonaccrual status.

Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balance. Interest income on other nonaccrual loans is recognized only to the extent of interest payments received.

Allowance for Loan Losses
The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions and other risks inherent in the portfolio. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. Although management uses available information to recognize losses on loans, because of uncertainties associated with local economic conditions, collateral values, and future cash flows on impaired loans, it is reasonably possible that a material change could occur in the allowance for loan losses in the near term. However, the amount of the change that is reasonably possible cannot be estimated. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries. Changes in the allowance related to impaired loans are charged or credited to the provision for loan losses.

Premises and Equipment
Land is carried at cost. Other premises and equipment are recorded at cost net of accumulated depreciation. Depreciation is computed using the straight-line method based principally on the estimated useful lives of the assets. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized.

Other Real Estate Owned
Real estate properties acquired through or in lieu of loan foreclosure are initially recorded at the lower of the Bank's carrying amount or fair value less estimated selling cost at the date of foreclosure. Any write-downs based on the asset's fair value at the date of acquisition are charged to the allowance for loan losses. After foreclosure, these assets are carried at the lower of their new cost basis or fair value less cost to sell. Costs of significant property improvements are capitalized, whereas costs relating to holding property are expensed. The portion of interest costs related to development of real estate is capitalized. Valuations are periodically performed by management, and any subsequent write-downs are recorded as a charge to operations, if necessary, to reduce the carrying value of a property to the lower of its cost or fair value less cost to sell.

Income Taxes
Income taxes are provided for the tax effects reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of available-for-sale securities, allowance for loan losses, accumulated depreciation, non-accrual loan interest, deferred acquisition costs and net deferred loan fees. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled.
As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The Bancorp files a consolidated income tax return with its subsidiary.

Statements of Cash Flows
The Bancorp considers all cash and amounts due from depository institutions, interest-bearing deposits in other banks, and federal funds sold to be cash equivalents for purposes of the statements of cash flows.

Reclassifications
Certain amounts in 1998 and 1997 have been reclassified to conform with the 1999 presentation.

Prior Period Adjustment
The accompanying financial statements for 1998, 1997, and 1996 have been restated to properly reflect the accrued payroll as of December 31, 1998, 1997, and 1996. The effect of restatement was to decrease net income in 1998, 1997, and 1996 by $4,000 ($0 per share), $3,000 ($.01 per share) and $6,000 net of the income tax effect of $2,000 ($.01 per share), $2,000 ($0 per share) and $4,000 ($.01 per share), respectively.

Restatement
Net income for 1998 was restated by $48,000 ($.09 per share) as a result of the reassessment of the tax deductibility of expenses associated with the acquisition of Towne Bank in 1998. A total of $141,000 of legal, accounting and other related expenses had initially been considered as tax deductible which have been permanently capitalized as merger and acquisition costs.


NOTE B - BUSINESS COMBINATION

On June 19, 1998, the company acquired Towne Bank, Perrysburg, Ohio in a business combination accounted for as a purchase. Immediately after the purchase, Towne Bank was merged with and into The Exchange Bank. Towne Bank was a full service community bank with facilities in Perrysburg and Sylvania, Ohio and had approximately $16.8 million in assets. The results of operations of Towne Bank are not included in the accompanying financial statements due to Towne Bank ceasing to exist after it was acquired. The total cost of the acquisition was $3,101,000, which exceeded the fair value of the assets of Towne Bank by $40,000, which is being amortized on the straight-line method over 15 years.

The following summarized pro forma (unaudited) information assumes the acquisition had occurred on January 1, 1997:

                             (Dollars in thousands, except per share data)

                                          1998                 1997
                                          ----                 ----

Net interest income                     $3,985               $3,750

Net income                              $ (228)              $ (378)

Earnings per share:

Basic                                   $(0.42)              $(0.70)
                                        =======              =======

Diluted                                 $(0.42)              $(0.70)
                                        =======              =======

The above amounts reflect adjustments for amortization of goodwill and income taxes and reflect the 5% stock dividend issued in both 1999 and 1998.



NOTE C - RESTRICTION ON CASH AND DUE FROM BANKS

The Bank is required to maintain reserve funds in cash or on deposit with the Federal Reserve Bank and other correspondent banks. The required reserve at December 31, 1999 and 1998 was $655,000 and $755,000, respectively.

NOTE D - INVESTMENT SECURITIES

The amortized cost of securities and their approximate fair values are as follows:


Available-for-sale
                                                        (Dollars in thousands)
                                   December 31, 1999                                      December 31, 1998
                    -----------------------------------------------      --------------------------------------------------
                    Gross         Gross          Gross                                  Gross          Gross
                    amortized     unrealized     unrealized     Fair      Amortized     unrealized     Unrealized     Fair
                    cost          gains          losses         value     cost          gains          losses         value
                    ----          -----          ------         -----     ----          -----          ------         -----
U.S.
 Government         $ 7,048       $  7           $ (48)        $ 7,007    $10,967       $ 135          $  0           $11,102

Federal agency        5,846          0             (70)          5,776      2,778           7             0             2,785

Corporate
 Debt securities      3,506          0             (25)          3,481      4,015          26            (2)            4,039

Equity
 Securities             602          0               0             602        522           0             0               522
                    -------       ----           -----         -------    -------       -----          ----           -------
Total
 Available-for-sale  17,002          7            (143)         16,866     18,282         168            (2)           18,448


Held-to-maturity
State &
 Municipal securities   276          3               0             279        605          12             0               617

Mortgage-backed
 Securities               0          0               0               0        417           0            (4)              413
                    -------      -----           -----         -------     -------      -----         -----           -------

Total
 Held-to-maturity       276          3               0             279      1,022          12            (4)            1,030
                    -------      -----           -----         -------    -------       -----         -----           -------
Total               $17,278      $  10           $(143)        $17,145    $19,304       $ 180         $  (6)          $19,478
                    =======      =====           ======        =======    =======       =====         =====           =======


The amortized cost and estimated fair value of securities available-for-sale and held-to-maturity at December 31, 1999, by contractual maturity, are as follows:

                                                   (Dollars in thousands)

                                            Available-for-sale         Held-to-maturity
                                            ------------------         ----------------
                                            Amortized     Fair         Amortized     Fair
Amounts maturing in :                       Cost          Value        Cost          Value
                                            ----          -----        ----          -----

One year or less                             $ 6,204       $ 6,207     $176          $178
After one year through five years             10,196        10,057      100           101
Equity securities                                602           602        0             0
                                             -------       -------     ----          ----
Total                                        $17,002       $16,866     $276          $279
                                             =======       =======     ====          ====


Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.

The bank did not sell any securities in 1999, 1998, or in 1997.

Investment securities with a carrying value of approximately $9,586,000 and $9,831,000 were pledged at December 31, 1999 and 1998 to secure certain deposits.



NOTE E - LOANS AND ALLOWANCE FOR LOAN LOSSES

Loans at December 31, 1999 and 1998 are summarized as follows:

                                                  (Dollars in thousands)

                                                   1999           1998
                                                   ----           ----
Loans secured by real estate:
  Construction                                     $   133        $   250
  Farmland                                           2,883          2,959
  One-to four-family residential properties         37,333         31,813
  Multifamily (5 or more) residential properties     1,133          1,173
  Nonfarm nonresidential properties                 16,451         14,817
Agricultural production                                806            880
Commercial and industrial                            3,053          2,880
Consumer                                            10,008          7,115
Municipal                                              150            983
Other loans                                              5              4
                                                   -------        -------
Total                                              $71,955        $62,874
                                                   =======        =======

Allowance for loan losses:              1999           1998           1997
                                        ----           ----           ----

Balance, beginning of year              $1,542         $  624         $  504
Allowance related to loans acquired          0            961              0
Provision for loan losses                    0              0              0
Recoveries on loans                         60             82            185
Loans charged off                         (594)          (125)           (69)
                                        ------         ------         ------

Balance, end of  year                   $1,008         $1,542         $  624
                                        ======         ======         ======

At December 31, 1999 and 1998, the total recorded investment in impaired loans, all of which had allowances determined in accordance with SFAS No. 114 and No. 118, amounted to approximately $67,000 and $720,000, respectively. The average recorded investment in impaired loans amounted to approximately $366,000 and $394,000 for the years ended December 31, 1999 and 1998, respectively. The allowance for loan losses related to impaired loans amounted to approximately $34,000 and $385,000 at December 31, 1999 and 1998, respectively. Interest income on impaired loans of $20,000, $63,000 and $1,000 was recognized for cash payments received in 1999, 1998 and 1997, respectively. The bank has no commitments to loan additional funds to borrowers whose loans have been classified as impaired.

The Bank has entered into transactions with certain directors, executive officers, significant shareholders, and their affiliates. Such transactions were on substantially the same terms, including interest rates and collateral, as those prevailing at the time of comparable transactions with other customers, and did not, in the opinion of management, involve more than a normal credit risk or present any other unfavorable features. The aggregate amount of loans to such related parties at December 31, 1999 was $752,000. During the year ended December 31, 1999, new loans made to such related parties amounted to $823,000 and payments amounted to $512,000.

No loans were transferred to other real estate owned in 1999 or 1998.



NOTE F - PREMISES AND EQUIPMENT

A summary of premises and equipment at December 31, 1999 and 1998 follows:

                                                   (Dollars in thousands)

                                                     1999          1998
                                                     ----          ----

Land                                                 $   738       $   724
Buildings                                              3,216         3,220
Equipment                                              1,604         1,545
                                                     -------       -------
                                                       5,558         5,489
Accumulated depreciation                              (1,895)       (1,579)
                                                     -------       -------
Total                                                $ 3,663       $ 3,910
                                                     =======       =======

NOTE G - DEPOSITS

Deposit account balances at December 31, 1999 and 1998, are summarized as follows:

                                                     (Dollars in thousands)

                                                     1999            1998
                                                     ----            ----

Noninterest-bearing                                  $ 9,587         $ 9,655
Interest-bearing demand                               14,357          14,835
Savings accounts                                      15,713          15,990
Certificates of deposit                               43,884          44,711
                                                     -------         -------
                                                     $83,541         $85,191
   Total                                             =======         =======

The aggregate amount of jumbo certificates of deposit with a minimum denomination of $100,000 was approximately $8,493,000 and $7,838,000 at December 31, 1999 and 1998.

Certificates maturing in years ending December 31, as of December 31, 1999:

                                                  (Dollars in thousands)

               2000                                      $26,667
               2001                                       13,691
               2002                                        2,492
               2003                                        1,019
               2004                                           15
                                                         -------
               Total                                     $43,884
                                                         =======


The Bank held related party deposits of approximately $806,000 and $942,000 at December 31, 1999 and 1998, respectively.

Overdrawn demand deposits reclassified as loans totaled $6,000 and $3,000 at December 31, 1999 and 1998, respectively.

NOTE H - BORROWED FUNDS

Borrowed funds are comprised of the following at December 31:



                                                                               (Dollars in
                                                                                thousands)
                                                        Current
                                                        Interest                  Balance
                                                                           --------------------
                                                         Rate             1999            1998
                                                         ----             ----            ----
Fixed rate advances, with monthly principal
  and interest payments due July 1, 2017                 6.85%             $  152           $173

Variable rate advances, with monthly interest
  payments and principal due:
     Advance due February 1, 2000                       4.75%              2,000               0
     Advance due February 18, 2000                      4.75%              1,000               0
     Advance due March 27, 2000                         4.75%              2,000               0
                                                                          ------            ----

Total advances                                                            $5,152            $173
                                                                          ======            ====

Federal Home Loan Bank ("FHLB") advances are collateralized by all shares of FHLB stock owned by the Bank (totaling $359,700) and by 100% of the Bank's qualified mortgage loan portfolio (totaling approximately $7,728,000). Based on the carrying amount of FHLB stock owned by the Bank, total FHLB advances are limited to approximately $7,194,000.

The aggregate minimum future annual principal payments on FHLB advances are $5,020,000 in 2000, $17,000 in 2001, $15,000 in 2002, $14,000 in 2003, $12,000
in 2004, and $74,000 after 2004.


NOTE I - FEDERAL INCOME TAXES

The components of income tax expense for the years ended December 31, 1999, 1998 and 1997 are as follows:

                                                      (Dollars in thousands)

                                                      1999     1998     1997
                                                      ----     ----     ----

Income tax expense
Current tax expense                                   $166     $348     $370
Deferred tax expense                                   116      (47)       3
                                                      ----     ----     ----
Total                                                 $282     $301     $373
                                                      ====     ====     ====


A reconciliation of the federal statutory tax rate to the Bancorp's effective tax rate for the years ended December 31, 1999, 1998, and 1997 is as follows:

                                                      (Dollars in thousands)

                                                      1999     1998     1997
                                                      ----     ----     ----

Federal statutory income tax at 34%                   $315     $314     $410
Tax exempt income                                      (24)     (37)     (46)
Net operating loss carryforward                        (19)     (19)       0
Non-deductible expenses                                  0       48        0
Other                                                   10       (5)       9
                                                      ----     ----     ----
Total                                                 $282     $301     $373
                                                      ====     ====     ====


The tax effects of temporary differences which comprise the significant portions of the Company's deferred tax assets and deferred tax liabilities as of December 31, 1999 and 1998 are as follows:

                                                      (Dollars in thousands)

                                                       1999           1998
                                                       ----           ----

Deferred tax assets:
  Allowance for loan losses                            $  282         $  436
  Investment securities                                    46              0
  Net operating loss carryforward                         347            366
  Nonaccrual loans                                          3              3
  Other                                                     0              3
                                                       ------         ------
                                                          678            808

Deferred tax liabilities:
Loan fees                                                 (18)           (18)
Depreciation                                              (46)           (54)
Investment securities                                      (0)           (56)
Other                                                      (1)            (0)
                                                       ------          -----
                                                          (65)          (128)

Valuation allowance for deferred tax assets              (347)          (366)
                                                       ------          -----
Net deferred tax asset                                 $  266          $  314
                                                       ======          ======

In accordance with Internal Revenue Code Section 382, utilization of the
Company's net operating loss carryforward's estimated to be limited to approximately $19,000 per year. The net operating loss carryforward expires in 2018. Because of the Section 382 limitation, the portion of the Company's total net operating loss carryforward that may be utilized through expiration is estimated to be approximately $347,000.



NOTE J - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Bank has outstanding commitments and contingent liabilities, such as commitments to extend credit , which are not included in the accompanying consolidated financial statements. The Bank?s exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Bank uses the same credit policies in making such commitments as it does for instruments that are included in the consolidated balance sheet.


Financial instruments whose contract amount represents credit risk were as follows:

                                                     (Dollars in thousands)

                                                    1999              1998
                                                    ----              ----

Home equity lines                                   $ 1,277           $ 1,226
Credit card lines                                     2,697             3,040
Other loan commitments                                4,641             7,456
                                                    -------           -------
Total                                               $ 8,615           $11,722
                                                    =======           =======


Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract.
Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount and type of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

The Bank has not been required to perform on any financial guarantees during the past two years. The Bank has not incurred any losses on its commitments during the past two years.

The Bank maintains several bank accounts at six banks. Accounts at an institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. Cash at two of these institutions exceeded federally insured limits. The amount in excess of the FDIC limit totaled $1,406,000.



NOTE K - COMMITMENTS AND CONTINGENT LIABILITIES

The Bank periodically is subject to claims and lawsuits which arise in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the financial position of the Bank.



NOTE L - RESTRICTION ON DIVIDENDS

The Bank is subject to certain restrictions on the amount of dividends that it may pay without prior regulatory approval. The Bank normally restricts dividends to a lesser amount. At December 31, 1999, no retained earnings were available for the payment of dividends to the holding company without prior regulatory approval.



NOTE M - EMPLOYEE BENEFIT PLANS

In 1994 the Profit Sharing Plan was changed to a discretionary Prototype Cash or Deferred Profit Sharing Plan and Trust/Custodial Account Plan which also includes a 401(k) plan. Under the new plan the Bank will match fifty cents for each dollar which the employee voluntarily contributes to the plan. This match by the Bank is limited to three percent of the employee's annual salary. The contributions made by the bank for the years 1999, 1998 and 1997 were $30,000 each year. Thirty-five employees participated in the plan during 1999, thirty-seven in 1998, and thirty-five employees participated in the plan during 1997.



NOTE N - EARNINGS PER SHARE

The corporation adopted Statement of Financial Accounting Standards No. 128,
"Earnings per Share" (SFAS #128), at the end of 1998, which replaced the calculation of primary and fully diluted earnings per share with earnings per share and earnings per share - assuming dilution. Because there are no common stock equivalents, no difference exists between the application of SFAS #128 and previous methods. Accordingly, no restatement at prior years was necessary.

The following table sets forth the computation of earnings per share:



                                 (Dollars in thousands, except per share data)

                                                 1999         1998          1997
                                                 ----         ----          ----
Numerator:
Net income, earnings per share and
earnings per share - assuming dilution           $  643       $ 623         $ 832

Denominator:
Weighted average shares outstanding,
  earnings per share and earnings per share-
  assuming dilution                           548,310.4   543,048.1      539112.5

Earnings per share                               $1.17        $1.15         $1.54
                                                 =====        =====         =====
Earnings per share - assuming dilution           $1.17        $1.15         $1.54
                                                 =====        =====         =====



NOTE O - STOCK DIVIDEND

On June 8, 1999, the Company distributed 26,231 shares of common stock in connection with a 5% stock dividend. As a result of the stock dividend, common stock was increased by $131,000, additional paid-in capital was increased by $525,000, and retained earnings was decreased by $656,000. All references in the accompanying financial statements to the number of common shares and per share amounts for 1998 and 1997 have been restated to reflect the stock dividend.



NOTE P - REGULATORY MATTERS

The Bank is subject to various regulatorements administered by its primary federal regulator, the Federal Reserve Bank (FRB). Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators that, if undertaken, could have a direct material affect on the Bancorp and the consolidated financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

Qualitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of: total risk-based capital and Tier I capital to risk-weighted assets (as defined in the regulations), and Tier I capital to average assets (as defined). Management believes, as of December 31, 1999, that the Bank meets all of the capital adequacy requirements to which it is subject.

As of December 31, 1999, the most recent notification from the FDIC, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To remain categorized as well capitalized, the Bank will have to maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as disclosed in the table below. There are no conditions or events since the most recent notification that management believes have changed the Bank's prompt corrective action category.

The Bank's actual and required capital amounts and ratios are as follows:



                                                              (Dollars in thousands)
                                                                                     To Be Well
                                                                                     Capitalized Under
                                                                    For Capital      Prompt Corrective
                                               Actual           Adequacy Purposes    Action Provisions
                                               ------           -----------------    -----------------
                                         Amount       Ratio      Amount     Ratio     Amount     Ratio
                                         ------       -----      ------     -----     ------     -----

As of December 31, 1999:
Total Risk-Based Capital
(to Risk-Weighted Assets)                $9,934     15.3%        $5,202     8.0%      $6,503     10.0%
Tier I Capital
(to Risk-Weighted Assets)                 9,119     14.0          2,601     4.0        3,902      6.0
Tier I Capital
(to Average Assets)                       9,119      9.5          2,890     3.0        4,816      5.0

As of December 31, 1998:
Total Risk-Based Capital
(to Risk-Weighted Assets)                $9,500     15.3%        $4,980     8.0%       $6,225    10.0%
Tier I Capital
(to Risk-Weighted Assets)                 8,712     14.0          2,490     4.0         3,735     6.0
Tier I Capital
(to Average Assets)                       8,712      9.1          2,860     3.0         4,767     5.0


NOTE Q - FAIR VALUES OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Statement No. 107 excluded certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Bank.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets' fair values.

Investment securities: Fair values for investment securities are based on quoted market prices.

Loans held-for-sale: Fair value of mortgages held-for-sale are stated at market.

Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other loans (for example, fixed rate commercial real estate and rental property mortgage loans and commercial and industrial loans) are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values, where applicable.

Deposits: The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate, fixed-term money-market accounts and certificates of deposit approximate their fair values. Fair values for fixed-rate certificates of deposit are estimates using a discounted cash flow calculation that applies interest rates currently offered on certificates to a schedule of aggregated contractual expected monthly maturities on time deposits.

Accrued interest: The carrying amounts of accrued interest approximate the fair values.

Borrowed funds: The carrying amounts of borrowed funds are estimated using discounted cash flow analysis based on interest rates currently being offered on borrowed funds.

The estimated fair values of the Company's financial instruments at December 31 are as follows:

                                             (Dollars in thousands)

                                           1999                  1998
                                    ------------------     ------------------
                                    Carrying     Fair      Carrying     Fair
                                    Amount       Value     Amount       Value
                                    ------       -----     ------       -----
Financial assets:
Cash and cash equivalents           $  5,103     $ 5,103   $ 7,987      $ 7,987
Investments securities                17,142      17,145    19,470       19,478
Loans held-for-sale                       34          34       602          602
Loans                                 70,947      70,102    61,332       61,748
Accrued interest receivable              721         721       689          689

Financial liabilities:
Deposits                              83,541      83,489    85,191       85,078
Borrowed funds                         5,152       5,129       173          184
Accrued interest payable                 189         189       171          171

NOTE R - PARENT COMPANY FINANCIAL INFORMATION

Condensed financial information for Exchange Bancshares, Inc. (parent company only) follows:

                             Condensed Balance Sheets
                                 at December 31,
                                                       (Dollars in thousands)

                                                        1999           1998
                                                        ----           ----
Assets
Noninterest-bearing deposit with subsidiary bank        $  162         $   64
Investment in subsidiary bank                            9,061          8,861
Other assets                                               312            316
                                                        ------         ------
Total assets                                            $9,535         $9,241
                                                        ======         ======

Other liabilities                                       $  275         $  275
Shareholders' Equity                                     9,260          8,966
                                                        ------         ------

Total liabilities and shareholders' equity              $9,535         $9,241
                                                        ======         ======

                        Condensed Statements of Income
                           Years ended December 31,

                                                                (Dollars in thousands)
                                                                 Year ended December 31,
                                                        1999           1998          1997
                                                        ----           ----          ----
Income
Interest on deposits in subsidiary bank                 $    0         $   21        $     0
Dividends from subsidiary bank                             300          2,455          1,335
                                                        ------         ------        -------
Total income                                               300          2,476          1,335

Expenses
Salaries                                                    24             23             22
Accounting and consulting fees                              42            200             32
Other expenses                                              34             58             49
                                                        ------         ------        -------
Total expenses                                             100            281            103
                                                        ------         ------        -------
Income before income taxes and equity in undistributed
 Earnings of subsidiary                                    200          2,195          1,232
Income tax (provision) benefit                              34             40             35
                                                        ------         ------        -------
Income before undistributed earnings of subsidiary         234          2,235          1,267
Equity in undistributed earnings of subsidiary             409         (1,612)          (435)
                                                        ------         ------        -------
     Net income                                         $  643         $  623        $   832
                                                        ======         ======        =======


                       Condensed Statements of Cash Flows
                          Years Ended December 31,


                                                          (Dollars in thousands)

                                                            Year ended December 31,

                                                        1999           1998          1997
                                                        ----           ----          ----
Cash Flows from Operating Activities
Net income                                            $  643         $  623        $  832
 Adjustments to reconcile net income to net cash
            flows from operating activities:

 Deferred income taxes                                     0              0             0
 Change in other assets                                    5              7             6
 Change in other liabilities                               0              0             0
 Equity in undistributed earnings of subsidiary         (409)         1,612           435
                                                      ------        -------       -------
Net Cash from Operating Activities                       238          2,242         1,273

Cash Flows from Investing Activities
 Purchase of time deposit                                  0              0        (1,000)
                                                      ------        -------       -------
 Maturity of time deposit                                  0          1,000             0
 Purchase of Towne Bank                                    0         (3,101)            0
                                                      ------        -------       -------

Net cash provided by (used in) financing activities        0         (2,101)       (1,000)
                                                      ------        -------       --------
Cash Flows from Financing Activities
 Proceeds from sale of common stock                       35              3             0
 Purchase of treasury stock                               (9)             0           (42)
 Sale of treasury stock                                  102            115            58
 Cash dividends paid                                    (269)          (253)         (240)
                                                      ------        -------      --------

Net Cash Used for Financing Activities                  (141)          (135)         (224)
                                                      ------        -------      --------


Net Increase in Cash
and Cash Equivalents                                      98              6            49

Cash and Cash Equivalents
Beginning of year                                         64             58             9
                                                      ------        -------      --------
End of year                                           $  162        $    64      $     58
                                                      ======        =======      ========


                               CORPORATE INFORMATION

DIRECTORS OF THE EXCHANGE BANK

[CAPTION]

      Cecil R. Adkins                Jerome A. Carpenter        Norma J. Christen         Mark S. Derkin
      Manufactured Housing           Banker     Restaurant      Owner                     Industrial Components
      Developer, Walbridge, 1989     Stony Ridge, 1977          Bowling Green, 1999       Distributor, Monclova, 1994

      Thomas J. Elder                Donald P. Gerke            Joseph R. Hirzel          Rolland I. Huss
      Banker                         Educator                   Food Processing           Farmer
      Elsmore, 1994                  Pemberville, 1994          Pemberville, 1989         Luckey, 1977

      Marion Layman                  Donald H. Lusher           David G. Marsh            Edmund J. Miller
      Banker                         Manager-Real Estate        Funeral Director          Television Broadcasting
      Luckey, 1962                   Walbridge, 1970            Luckey, 1993              Engineer, Luckey, 1996

                                                    OFFICERS
                                     Marion Layman              Thomas J. Elder
                                     Chairman                   President,
                                     Board of Directors         Chief Executive Officer
                                     1990                       Senior Lending Officer
                                                                1994

      Rolland I. Huss                A. John Moore              Jerome A. Carpenter       Jeffrey Cross
      Vice President                 Vice President             Vice President            Vice President
      Board of Directors, 1994       Chief Operations Officer   Loan Officer, 1964        Loan Officer, 1989
                                     Cashier-Secretary, 1977

      John D. Kantner                Linda Biniker              Charles M. Bailey         Charles T. Barteck
      Vice President                 Vice President             Vice President            Vice President
      Commercial Lending,            Compliance Officer         Branch Administrator,     Mortgage Lending,
      1998                           CRA Officer, 1990          1995                      1999

      Mary Ann Thompson              Robert E. Walker           Kathy L. Meyer            Shelly M. Wheeler
      Security Officer               Mortgage Loan Officer      Mortgage Loan             Mortgage Loan
      Bank Secrecy Act Officer       1999                       Administration Officer    Administration Officer
      1991                                                      1997                      1999

      Patricia Crawford              Brenda Mossing             Kirk Stonrock             Keith Randall Cline
      Retail Banking Officer         Retail Banking Officer     Assistant Vice President  Retail Banking Officer
      Branch Manager                 Branch Manager             Branch Manager            Branch Manager
      1995                           1999                       1998                      1999


[CAPTION]

                                      EMPLOYEES
      Renee Appelhans       Mary Ann Cashen         Terrylou Hansen       Charrisa Mallette     Peggy Rentz
      Betty Bahnsen         Nicole Clutter          Gina Hineline         Pamela Maslak         Norman Schultz
      Lisa Ball             Donetta Erksine         Sharon Hoffman        Jennifer McCoy        Karole Shope
      Delores Ballard       Sharon Finney           Maureen Jacobson      Marvaline Mollenberg  Rhonda Spruce
      Susan Beyer           Jennifer Fitzpatrick    Beth Jay              Susan Molnar          Jennifer Stewart
      Delores Bleau         Ami Fox                 Charlene Judy         Joanne Pero           Tonya Wensink
      Eileen Blecke         Robin Friend            Casey Kania           Janet Pohlman         Jill Williams
      Bonnie Bowe           Cristy Frosch           Lois Lange            Sallie Powell         Diane Wright
      Melissa Buzz          Christina Hall          Denise Limauro        Marc Quigg


*  Date denotes when elected or appointed


                             CORPORATE INFORMATION

                                  COMMON SHARES
There are approximately 800 shareholders of record on December 31, 1999 and an estimated 50 additional beneficial holders whose stock was held in street name by brokerage houses.

     DIRECTORS OF EXCHANGE BANCSHARES, INC.

     Cecil R. Adkins
     Manuafctured Housing Developer, Walbridge, OH
     Joseph R. Hirzel                                           1999 Quarter Ended    High         Low
     Food Processing, Pemberville, OH                           March 31              24.500       22.500
     Donald H. Lusher                                           June 30               24.500       23.500
     Manager-Real Estate, Walbridge, OH                         September 30          22.500       21.500
     Norma J. Christen                                          December 31           26.625       23.500
     Business Owner, Retired RN, Bowling Green, OH              1998 Quarter Ended    High         Low
     Farmer, Luckey, OH                                         March 31              19.500       18.500
     David G. Marsh                                             June 30               21.000       19.000
     Funeral Director, Luckey, OH                               September 30          22.500       21.500
     Donald P. Gerke                                            December 31           22.500       21.875
     Educator, Pemberville, OH
     Marion Layman                                              1st Qtr.     2nd Qtr.     3rd Qtr.     4th Qtr.
     Banker, Luckey, OH                                         1999          .20          .30
     Edmund J. Miller                                           1998          .20          .30
     Television Broadcasting, Engineer, Luckey, OH              1997          .20          .20

     OFFICERS OF EXCHANGE BANCSHARES, INC.
     Marion Layman                                              A copy of Exchange Bancshares, Inc. Annual Report
       Chairman and President                                   on Form 10-KSB, as filed with the Securities and Exchange
     Rolland I. Huss                                            Commission, will be available at no charge to
       Vice President                                           shareholders upon request to:
     Joseph R. Hirzel
       Secretary and Treasurer                                    Joseph R. Hirzel
                                                                  Secretary
                                                                  Exchange Bancshares, Inc.
                                                                  237 Main Street
                                                                  P.O. Box 177
     ANNUAL SHAREHOLDERS' MEETING                                 Luckey, OH  43443-0177
     May 17, 2000, following the 6:30 p.m.                        (419) 833-3401
     Dinner of shareholders
     4900 Sugar Ridge Road                                      MARKET MAKERS
     Pemberville, OH  43450                                       Sweeney Cartwright & Co.
                                                                  17 South High Street, Suite 300
                                                                  Columbus, OH  43215
     INDEPENDENT AUDITORS                                         (614) 228-5391 or 1 (800) 334-7481
     Robb, Dixon, Francis, Davis, Oneson & Company
     1205 Weaver Drive                                            McDonald and Company
     Granville, OH 43023                                          One Seagate Center
                                                                  Toledo, OH  43604
                                                                  (419) 225-8240

     COUNSEL                                                      TRANSFER AGENT
     Dinsmore & Shohl LLP                                         Illinois Stock Transfer Company
     Attorneys at Law                                             209 W. Jackson Blvd.
     1900 Chemed Center, 255 East Fifth Street                    Suite 903
     Cincinnati, OH  45202                                        Chicago, IL  60606
     (513) 977-8200                                               (312) 427-2953 or 1 (800) 757-5755
                                                                  Fax (312) 427-2879



